Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
PEC Solutions, Inc.
at
$15.50 Net Per Share
by
PS Merger Sub, Inc.,
a wholly owned subsidiary of
Nortel Networks Inc.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON MAY 31, 2005, UNLESS THE OFFER IS EXTENDED
      THE OFFER (AS DEFINED HEREIN) IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 25, 2005 (THE “MERGER AGREEMENT”) AMONG NORTEL NETWORKS INC. (“PARENT”), PS MERGER SUB, INC. (“PURCHASER”), A WHOLLY OWNED SUBSIDIARY OF PARENT, AND PEC SOLUTIONS, INC. (THE “COMPANY”). THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (I) DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND APPROVED THE OFFER, THE MERGER, THE MERGER AGREEMENT AND THE STOCKHOLDER AGREEMENTS (EACH AS DEFINED HEREIN) AND (II) RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES OF COMPANY COMMON STOCK (THE “SHARES”) PURSUANT TO THE OFFER.
      The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn immediately prior to the expiration of the Offer, such number of Shares as would constitute at least a majority of the Shares outstanding on a fully diluted basis, (ii) the expiration of (or termination of) the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the parties having received notice from the Committee on Foreign Investment in the United States (“CFIUS”) that review of the Offer and the Merger under the Exon Florio Amendment to the Defense Production Act of 1950, as amended (the “Exon-Florio Act”), has been concluded, and that CFIUS has determined that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Act, (iv) the Defense Security Service shall not have indicated that it is unwilling to agree to a foreign ownership, control or influence mitigation proposal submitted in relation to the Offer or the Merger by, and acceptable to, Parent in its sole discretion, in accordance with the National Industrial Security Program Operating Manual, (v) any other required waiting periods, material clearances or approvals applicable to the Offer and the Merger under any applicable laws having expired or been terminated or obtained, as applicable, and (vi) the satisfaction of certain other terms and conditions. See the “Introduction” and Sections 12, 15 and 16 of this Offer to Purchase. The Offer is not conditioned upon Parent or Purchaser obtaining financing.

IMPORTANT
      Any stockholder of the Company wishing to tender Shares in the Offer must (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered, or follow the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, or (2) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.
      Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.
      Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc., which is acting as Information Agent for the Offer, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.
May 3, 2005

TABLE OF CONTENTS

SUMMARY TERM SHEET	ii
INTRODUCTION	1
1. Terms of the Offer	2
2. Acceptance for Payment and Payment for Shares	5
3. Procedures for Accepting the Offer and Tendering Shares	6
4. Withdrawal Rights	9
5. Material Federal Income Tax Consequences	9
6. Price Range of the Shares; Dividends on the Shares	10
7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations	10
8. Certain Information Concerning the Company	11
9. Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.	13
10. Source and Amount of Funds	14
11. Background of the Offer; Contacts with the Company	14
12. The Merger Agreement and the Stockholder Agreements	18
13. Purpose of the Offer; Plans for the Company	31
14. Dividends and Distributions	31
15. Certain Conditions of the Offer	31
16. Legal Matters; Required Regulatory Approvals	34
17. Fees and Expenses	38
18. Miscellaneous	39
Schedule I — Directors and Executive Officers of Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.

i

SUMMARY TERM SHEET
      This summary term sheet is not meant to be a substitute for the information contained in the remainder of this document and the related letter of transmittal. The information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in this document and the related letter of transmittal. Holders of securities of PEC Solutions, Inc. should read carefully this entire document, the related letter of transmittal, and the other documents delivered herewith, before making any decision regarding whether to tender shares of PEC Solutions common stock because this summary term sheet is not complete and may not include all information that is important to you.

•	PS Merger Sub, Inc. is offering to purchase all outstanding shares of common stock of PEC Solutions at a price of $15.50 per share net to the seller, in cash, without interest. This represents a premium of approximately 37% over $11.31, the last sales price per share for such shares on April 25, 2005 (the last trading day before the offer was announced), and approximately 28% over the average closing price for the 30 day period ended and including April 25, 2005. Before deciding whether to tender, you should obtain a current market quotation for your shares. See Section 1 — “Terms of the Offer” and Section 6 — “Price Range of the Shares; Dividends on the Shares”.

•	PS Merger Sub, which is generally referred to as the Purchaser in this document, is a wholly owned subsidiary of Nortel Networks Inc., which is generally referred to as the Parent in this document. References to “we,” “our” and “us” refer to these two companies.

•	If the offer is completed, we intend to cause PS Merger Sub to merge with PEC Solutions and as a result:

•	Nortel Networks Inc. will own all of the equity interest in PEC Solutions, which is generally referred to as the Company in this document,

•	you will no longer have any interest in PEC Solutions’ assets or future earnings or growth,

•	PEC Solutions will no longer be a public company, and

•	PEC Solutions common stock will no longer trade on the Nasdaq National Market.
   See Section 12 — “The Merger Agreement and the Stockholder Agreements”.

•	The Board of Directors of PEC Solutions unanimously (i) determined that the offer and the merger are advisable, fair to and in the best interests of PEC Solutions and its stockholders, and approved the offer, the merger, the merger agreement and the stockholder agreements, and (ii) recommends that PEC Solutions stockholders accept the offer and tender all of their shares pursuant to the offer. See Section 11 — “Background of the Offer; Contacts with the Company”.

•	Three stockholders of PEC Solutions who collectively beneficially own approximately 53% of the outstanding shares of PEC Solutions common stock on a fully diluted basis entered into stockholder agreements with PS Merger Sub and Nortel Networks Inc. Under these agreements, these stockholders agreed to tender all of their shares of PEC Solutions common stock in the offer, provided that under certain circumstances these commitments would apply only to the number of shares representing 35% of the outstanding shares. In addition, these stockholders granted Parent and Purchaser an option to acquire shares of PEC Solutions common stock beneficially owned by them representing 35% of the outstanding shares. See Section 12 — “The Merger Agreement and the Stockholder Agreements — The Stockholder Agreements”.

•	The offer is subject to a number of important conditions, including requirements that (a) there be validly tendered and not withdrawn prior to the expiration date the number of shares of PEC Solutions common stock that represents at least a majority of the total number of outstanding PEC Solutions common stock on a fully diluted basis, and (b) any applicable waiting periods have expired or terminated, and other clearances required by the U.S. government have been obtained. See Section 15 — “Certain Conditions of the Offer”.

FREQUENTLY ASKED QUESTIONS
      The following are answers to some of the questions you may have about the offer. We urge you to carefully read the remainder of this document and the related letter of transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this document and the related letter of transmittal. “We”, “us” or “our” refers to Parent and Purchaser.
Who is offering to purchase my shares?
      PS Merger Sub, Inc. is a Delaware corporation formed for the purpose of making this offer for all of the common stock of the Company. We are a wholly owned subsidiary of Nortel Networks Inc., a Delaware corporation, which in turn is a wholly owned subsidiary of Nortel. See Section 9 — “Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.”
What securities are you offering to purchase?
      We are offering to purchase all of the outstanding common stock, par value $0.01 per share, of the Company. We refer to shares of PEC Solutions common stock as “Shares”. See the “Introduction”.
How much are you offering to pay for my shares and what is the form of payment?
      The tender price is $15.50 per share in cash, without interest. See the “Introduction” and Section 1 — “Terms of the Offer”.
Will I have to pay any fees or commissions?
      If you are the record owner of your shares and you tender your shares to us, you will not have to pay brokerage fees or commissions. If you own your shares through a broker or nominee and your broker or nominee tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” and Section 1 — “Terms of the Offer”.
Is your financial condition relevant to my decision to tender in the offer?
      Because the offer is being made for all outstanding shares, the form of payment consists solely of cash and the offer is not conditioned upon any financing arrangements, we do not think our financial condition is material to your decision whether to tender in the offer. Nortel Networks Inc. has agreed to provide Purchaser with the funds necessary to complete the offer and to pay for any outstanding shares not owned by Purchaser in the planned merger of Purchaser into the Company. See Section 10 — “Source and Amount of Funds”.
How long do I have to decide whether to tender in the offer?
      You have until the expiration date of the offer to tender. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, May 31, 2005. We may extend the offer without the consent of the Company beyond the scheduled expiration date under circumstances specified in the merger agreement including if required by applicable law or if, at that date, any of the conditions to our offer have not been satisfied or waived. In addition, in certain circumstances the Company can require us to extend the offer for an aggregate up to 15 business days if certain conditions are not satisfied at the initial scheduled expiration date of the offer.
      We may elect to provide a “subsequent offering period”. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. There is no assurance that we will elect to provide a subsequent offering period. See Section 1 — “Terms of the Offer”.
How will I be notified if the offer is extended?
      If we decide to extend the offer, we will issue a press release setting a new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer. See Section 1 — “Terms of the Offer”.
How do I tender my shares?

•	If you are a record holder of shares, you must complete and sign the accompanying letter of transmittal and send it with your stock certificate to American Stock Transfer & Trust Company, the Depositary for the offer. These materials must be properly completed and reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

•	If you are a record holder of shares but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. For assistance please call our information agent, Georgeson Shareholder Communications Inc., at (800) 491-3042 or for banks and brokers call (212)440-9800. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

•	If you hold your shares through a broker or nominee, you should contact your broker or nominee to tender your shares.
Can I withdraw tendered shares?
      You can withdraw tendered shares at any time until the offer has expired. You may not, however, withdraw shares tendered during a subsequent offering period, if one is included. If you are the record owner of your shares and you directly tendered your shares in the offer, you can withdraw your shares by properly instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or nominee, you must instruct the broker or nominee to arrange for the withdrawal of your shares. See Section 4 — “Withdrawal Rights”.
When and how will I be paid for my tendered shares?
      Subject to the terms and conditions of the offer, Purchaser will pay for all validly tendered and not withdrawn shares promptly after acceptance of the shares by Purchaser. Purchaser is not permitted to accept shares for payment until the offer expires on May 31, 2005. Purchaser is not obligated to purchase shares at expiration of the offer unless the conditions to the offer are satisfied in Section 15 — “Certain Conditions of the Offer”. See Sections 2 — “Acceptance for Payment and Payment for Shares” and 3 — “Procedures for Accepting the Offer and Tendering Shares”.
What are the federal income tax consequences of participating in the offer?
      In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See Section 5 — “Material Federal Income Tax Consequences”.
Who can I talk to if I have questions about the offer?
      You can call Georgeson Shareholder Communications Inc., the information agent for the offer, at (800)491-3042 (collect) or for banks and brokers call (212)440-9800.

To the Holders of Shares of Common Stock of PEC Solutions, Inc.:
INTRODUCTION
      PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nortel Networks Inc., a Delaware corporation (“Parent”), is hereby offering to purchase all of the outstanding shares (the “Shares”) of common stock, $0.01 par value per share, of PEC Solutions, Inc., a Delaware corporation (the “Company”), at a purchase price of $15.50 per share, net to the seller in cash, without interest thereon (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the “Offer”). When used in this Offer to Purchase, “we”, “us” or “our” refers to Parent and Purchaser.
      The Purchaser is making the Offer pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 25, 2005, among Parent, Purchaser and the Company. Purchaser is not required to purchase any Shares unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares as would constitute at least a majority of the Shares that in the aggregate would be outstanding on a “fully diluted basis” (the “Minimum Condition”). Based on the number of Shares and options to acquire Shares outstanding as of April 25, 2005, the Minimum Condition would be satisfied if at least 16,517,910 Shares are tendered in the Offer. The Offer is also subject to certain other terms and conditions. See Sections 1 — “Terms of the Offer”, 15 — “Certain Conditions of the Offer”, and 16 — “Legal Matters; Required Regulatory Approvals”.
      Pursuant to stockholder agreements entered into in connection with the Merger Agreement, David C. Karlgaard, Paul G. Rice and Alan H. Harbitter and their related trusts and family foundations have agreed to tender pursuant to the Offer all of the Shares they beneficially own, constituting approximately 53% of the total number of Shares outstanding as of April 25, 2005 on a fully diluted basis, subject to reduction under certain circumstances as described in Section 12 — “The Merger Agreement and the Stockholder Agreements — The Stockholder Agreements”. In addition, the Company has advised us that each of its other executive officers and directors intends to tender all Shares that they own in the Offer.
      Based upon the commitments under the Stockholder Agreements and the terms of the Merger Agreement, Parent, Purchaser and the Company believe that satisfaction of the Minimum Condition is assured unless the Company’s Board of Directors takes certain actions in connection with a proposal for the acquisition of the Company they deem to be superior to the Offer, including, without limitation, the withdrawal of their recommendation of the Offer, the Merger, the Merger Agreement or the Stockholder Agreements. See Section 12 — “The Merger Agreement and the Stockholder Agreements”.
      Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). In the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined herein) (other than Shares held in the treasury of the Company and any Shares owned by Parent or Purchaser, and other than Shares held by stockholders who properly perfect appraisal rights under the General Corporation Law of the State of Delaware (“DGCL”)) will be automatically cancelled and extinguished and converted into the right to receive $15.50 in cash, without interest, or any higher price paid per Share in the Offer (the “Merger Consideration”). Section 12 — “The Merger Agreement and the Stockholder Agreements” contains a more detailed description of the Merger Agreement. Section 5 — “Material Federal Income Tax Consequences” describes certain material federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.
      Adoption of the Merger Agreement on behalf of the Company requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition is satisfied and the Offer is completed, Purchaser will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by the Company’s stockholders without the affirmative vote of any other stockholder. See

Sections 12 — “The Merger Agreement and the Stockholder Agreements” and 15 — “Certain Conditions of the Offer”.
      The Board of Directors of the Company unanimously (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders, and approved the Offer, the Merger, the Merger Agreement and the Stockholder Agreements and (ii) recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.
      J.P. Morgan Securities Inc. (“JP Morgan”), the Company’s financial advisor, has delivered to the Company’s Board of Directors a written opinion that, as of April 25, 2005 and based upon and subject to certain assumptions and matters set forth in the opinion, the per Share consideration of $15.50 in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to holders of Shares. A copy of the written opinion of JP Morgan is contained in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 which has been filed with the SEC and is being mailed to you with this document. You are urged to read this opinion carefully and in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by JP Morgan. The JP Morgan opinion does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger.
      If your Shares are registered in your name and you tender directly to the Depositary, you will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. If you hold your Shares through a broker or bank, you should consult such institution as to whether it charges any such fees or commissions. If you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares”. Purchaser will pay all charges and expenses of BB&T Capital Markets, a division of Scott & Stringfellow, Inc., as Dealer Manager, American Stock Transfer & Trust Company, as Depositary, and Georgeson Shareholder Communications Inc., as Information Agent, incurred in connection with the Offer. See Section 17 — “Fees and Expenses”.
      The Offer is conditioned upon the satisfaction (or, where applicable, waiver) of the conditions described in Section 15 — “Certain Conditions of the Offer”. The Offer will expire at 12:00 midnight, New York City time, on Tuesday, May 31, 2005, unless extended by Purchaser.
      This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1.	Terms of the Offer.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 4 — “Withdrawal Rights”. The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, May 31, 2005, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.
      The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer”. Subject to compliance with applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If, by the initial Expiration Date or any subsequent Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger

Agreement described below, Purchaser may, without the consent of the Company, elect to (i) terminate the Offer and return all tendered Shares to tendering Stockholders, (ii) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended. Subject to the prior written consent of the Company, Purchaser reserves the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”)), which Purchaser presently has no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. In the event that Purchaser waives any condition set forth in Section 15 — “Certain Conditions of the Offer”, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to Company’s stockholders, require that the Offer remain open for an additional period of time and/or that Purchaser disseminates information concerning such change.
      The Merger Agreement provides that if, as of the initial expiration date of the Offer or any expiration date of the Offer within fifteen business days of the initial expiration date of the Offer, any of the HSR Condition, the DSS Condition or the Exon-Florio Condition (each as defined in Section 15 — “Certain Conditions of the Offer”) have not been satisfied or waived but are reasonably capable of being satisfied within fifteen business days of the initial expiration date of the Offer, and if all other conditions set forth in Section 15 — “Certain Conditions of the Offer” are satisfied or are reasonably capable of being satisfied, then upon the Company’s written request, and subject to the Company being in full compliance with its obligations under the Merger Agreement and the Principal Stockholders (as defined in Section 12 — “The Merger Agreement and the Stockholder Agreements — The Stockholder Agreements”) being in full compliance with their obligations under the Stockholder Agreements, Purchaser will extend the Offer for one or more periods not to exceed an aggregate of fifteen business days from the initial expiration of the Offer.
      Purchaser may also, without the consent of the Company, extend the Offer (i) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof), (ii) for one or more periods (not in excess of five business days each) if, immediately prior to the scheduled expiration date of the Offer (as it may be extended), and prior to acceptance for payment by Purchaser of any Shares pursuant to the Offer, any condition to the Offer has not been satisfied or waived, (iii) for one or more periods not to exceed an aggregate of ten business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer, if, immediately prior to the scheduled expiration date of the Offer (as it may be extended), the Shares validly tendered and not properly withdrawn pursuant to the Offer constitute at least the Minimum Condition but less than 90% of the outstanding Shares, (iv) in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC or (v) for any other reason for one or more periods not to exceed an aggregate of five business days.
      In the Merger Agreement, Purchaser has agreed that, without the prior written consent of the Company, Purchaser will not (1) waive the Minimum Condition, (2) change the form of consideration payable in the Offer, decrease the Offer Price or decrease the number of Shares subject to the Offer, (3) amend any material term of the Offer in any manner adverse to holders of Shares, (4) impose any additional condition to the Offer (other than those set forth in Section 15 — “Certain Conditions of the Offer”) or (5) except as provided in the Merger Agreement, extend the expiration date of the Offer.
      If, at the Expiration Date, the conditions to the Offer described in Section 15 — “Certain Conditions of the Offer” have not been satisfied or waived, then, subject to the provisions of the Merger Agreement, Purchaser may extend the Expiration Date for an additional period or periods of time by giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See Section 4 — “Withdrawal Rights”.

      Purchaser has also agreed in the Merger Agreement that, following its acceptance for payment of Shares in the Offer, Purchaser may, in its sole discretion, in compliance with applicable law, provide a subsequent offering period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time from three to twenty business days in length, beginning after Purchaser accepts for payment, and pays for, Shares tendered in the Offer, during which time stockholders may tender, but may not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that Purchaser may include a Subsequent Offering Period so long as, among other things, (1) the Offer remained open for a minimum of twenty business days and has expired, (2) all conditions to the Offer are deemed satisfied or waived by Purchaser on or before the Expiration Date, (3) Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to Expiration Date, (4) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (5) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event that Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date. There can be no assurance that Purchaser will provide a Subsequent Offering Period.
      Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to (1) delay purchase of, or, regardless of whether Purchaser previously purchased any Shares, payment for, any Shares, pending receipt of any regulatory or governmental approvals or expiration of the applicable regulatory or governmental waiting period specified in Section 16 — “Legal Matters; Required Regulatory Approvals”, (2) terminate the Offer (whether or not any Shares have previously been accepted for payment) if any condition referred to in Section 15 — “Certain Conditions of the Offer” has not been satisfied, and (3) waive any condition (other than the Minimum Condition) of the Offer, in each case, by giving oral or written notice of the delay, termination or waiver to the Depositary and, other than in the case of any waiver, by making a public announcement thereof.
      Purchaser acknowledges (1) that Rule 14e-1(c) under the Exchange Act requires it to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (2) that Purchaser may not delay purchase of, or payment for (except as described above), any Shares upon the occurrence of any event specified in Section 15 — “Certain Conditions of the Offer” without extending the period of time during which the Offer is open.
      Our rights described above are in addition to our rights described in Section 15 — “Certain Conditions of the Offer”. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c)) under the Exchange Act, which requires that material changes be promptly disseminated to holders of Shares in any manner reasonably designed to inform them of such changes), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.
      If Purchaser makes a material change in the terms of the Offer, or if Purchaser waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes.

      In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, Purchaser will extend the Offer at least until the expiration of such period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      The Company has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.
      Upon the terms and subject to the conditions of the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Date promptly after the later of (1) the Expiration Date and (2) the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer”. If Purchaser includes a Subsequent Offering Period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to applicable rules of the SEC and the terms of the Merger Agreement, Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 16 — “Legal Matters; Required Regulatory Approvals”.
      In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (1) Share Certificates or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, (2) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message in connection with a book-entry transfer, and (3) any other documents that the Letter of Transmittal requires. Accordingly, stockholders tendering Shares in the Offer may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
      The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.
      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn when, as and if Purchaser gives oral or written notice to the

Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders.
      Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.
      If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.
      If, prior to the Expiration Date, Purchaser increases the price offered to holders of Shares in the Offer, Purchaser will pay the increased price to all holders of Shares that Purchaser purchases in the Offer, whether or not the Shares were tendered before the increase in price. As of the date of this Offer to Purchase, we have no intention to increase the price in the Offer.
      We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our wholly owned subsidiaries the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.
      Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent’s Message (as defined above) in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (1) you must deliver certificates representing the Shares (“Share Certificates”) to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below, and the Depositary must receive a Book-Entry Confirmation, in each case on or prior to the Expiration Date, or (2) you must comply with the guaranteed delivery procedures set forth below.
      The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Share Certificates (including, in the case of a Book-Entry Transfer, by a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery.
      Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.
      For Shares to be validly tendered during a Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the Subsequent Offering Period.
      Signature Guarantees. A financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by the Securities Transfer Association, the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (each, an “Eligible Institution”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (1) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal, or (2) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.
      If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
      If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.
      Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available, or time will not permit all required documents to reach the Depositary on or before the Expiration Date, or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:
      (a) your tender is made by or through an Eligible Institution,
      (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, prior to the Expiration Date, and
      (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which the New York Stock Exchange is open for business.
      You may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
      Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives

Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at the Book-Entry Transfer Facility.
      Backup Federal Income Tax Withholding. Under the backup federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 28% of the amount of any payments made to those stockholders pursuant to the Offer. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or if you are an exempt foreign individual, on Form W-8 BEN (or other appropriate Form W-8). See Instructions 8 and 9 of the Letter of Transmittal.
      Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase (“Distributions”). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, Purchaser accepts your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of the Company’s stockholders, or any adjournment or postponement thereof, or by written consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of stockholders.
      Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. Purchaser’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Purchaser. None of Parent, Purchaser or any of their affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
      Binding Agreement. The tender of your Shares pursuant to any of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that you have full power and authority to tender and assign the tendered Shares (and any and all Distributions) as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.
      Except as described in this Section 4 — “Withdrawal Rights”, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, they may also be withdrawn at any time after July 2, 2005. No withdrawal rights apply with respect to Shares tendered in the Offer and accepted for payment, and no withdrawal rights apply to Shares tendered in any Subsequent Offering Period.
      If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser’s rights set forth in this document, the Depositary may, nevertheless, on Purchaser’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights”. Any such delay will be by an extension of the Offer to the extent required by law and the regulations of the SEC.
      In order for your withdrawal to be effective, you must deliver a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.
      You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.
      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, Purchaser or any of their affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material Federal Income Tax Consequences.
      Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares for cash in the Offer or the Merger, you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held the Shares for more than one year or will be short term if, as of such date, you have held the Shares for one year or less.
      The discussion above may not be applicable to certain types of stockholders, including stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code (such as insurance companies, tax-exempt entities and regulated investment companies).
      The federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including federal, state, local and foreign tax consequences.

6.	Price Range of the Shares; Dividends on the Shares.
      According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the Shares are principally traded on the NASDAQ National Market (“NASDAQ”) under the symbol “PECS”. The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on NASDAQ, as reported on the Company’s Form 10-K with respect to periods occurring in calendar year 2003 and 2004 and published financial sources with respect to periods occurring in the current calendar year.

	High	Low

2003
First Quarter	$18.76	$13.78
Second Quarter	$22.99	$14.41
Third Quarter	$16.38	$11.73
Fourth Quarter	$33.14	$9.05
2004
First Quarter	$15.78	$11.20
Second Quarter	$12.61	$9.88
Third Quarter	$14.87	$10.12
Fourth Quarter	$16.94	$12.06
2005
First Quarter	$14.48	$10.51
Second Quarter (through May 2, 2005)	$15.37	11.00
      On April 25, 2005, the last day of trading prior to the announcement of the execution of the Merger Agreement, the reported price per Share on NASDAQ was $11.31. On May 2, 2005, the last day of trading prior to the commencement of the Offer, the reported closing price per Share on NASDAQ was $15.33. We urge you to obtain current market quotations for the Shares.
      During the above periods, the Company has paid no cash dividends on the Shares. Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Parent.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.
      Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.
      NASDAQ Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on NASDAQ if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. Publicly held shares would not include Shares held by Purchaser following the completion of the Offer.
      If the Shares are no longer eligible for NASDAQ quotation, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below, and other factors.
      Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that the Company would be required to furnish to its stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to the Company. In addition, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for stock exchange listing or NASDAQ reporting. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause the Company to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.
      If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ will be terminated following the completion of the Merger.
      Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities”.

8.	Certain Information Concerning the Company.
      General Information. The Company is a Delaware corporation with its principal executive offices located at 12730 Fair Lakes Circle, Fairfax, VA 22033. Its telephone number at such offices is (703) 679-4900. The Company was originally incorporated under the laws of the Commonwealth of Virginia as Performance Engineering Corporation on June 25, 1985. Effective as of January 1, 2000, Performance Engineering Corporation was reincorporated under the laws of Delaware under the name PEC Solutions, Inc. The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and is qualified in its entirety by reference to the Company’s Form 10-K/ A.

      The Company is a professional services firm specializing in high-end solutions that help government organizations capitalize on the Internet and other advanced technologies. The Company migrates paper-intensive procedures to Web-enabled processes using e-Government solutions that help its clients enhance their productivity and improve the services they offer to the public. As a total solutions provider, the Company addresses the full technology lifecycle, including formulating technology strategies, creating business solutions, performing long-term operational management and continuing enhancement of the solution.
      Additional Information. The Company’s common stock is registered under the Exchange Act. Accordingly, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide website maintained by the SEC at http://www.sec.gov.
      Financial Projections. The Company does not, as a matter of course, make public any forecasts as to its future financial performance on an annual basis. However, in connection with our review of the transactions contemplated by the Merger Agreement, the Company provided us with projected financial information concerning the Company. In addition, the Company provided the same information to its own financial advisors. Such information included, among other things, projected amounts for 2005 as follows: revenues of $275 million, gross margin of $98 million, earnings before interest taxes, depreciation and amortization of $40 million and net income of $20 million. These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described below.
      The Company advised us (and its own financial advisors) that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to us in connection with our evaluation of a business combination transaction. These projections are subject to various risks and uncertainties that could cause actual results to differ materially from the projections. The Company has advised us that its internal financial forecasts (upon which the projections provided to us were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to us), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond the Company’s control, and none of which were subject to approval by us. Accordingly, we provide no assurance that the assumptions made in preparing the projections will prove accurate.
      It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that we or the Company or any of our respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Neither we nor the Company, nor any of our respective affiliates or representatives, have made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of us intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

9.	Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.
      Parent is a Delaware corporation with its principal executive offices located at 4008 East Chapel Hill-Nelson Highway, Research Triangle Park, NC 27709. Parent’s telephone number is (919) 997-7877. Purchaser is a newly formed Delaware corporation organized in connection with the Offer and the Merger, and is a wholly owned subsidiary of Parent. Purchaser’s principal executive offices are located c/o Parent at 4008 East Chapel Hill-Nelson Highway, Research Triangle Park, NC 27709, and Purchaser has the same telephone number as Parent. Purchaser has not conducted any business other than in connection with the Offer and the Merger.
      Parent is an indirect, wholly owned subsidiary of Nortel Networks Corporation (“NNC”) and a direct wholly owned subsidiary of Nortel Networks Limited (“NNL” and together with Parent and NNC, “Nortel”). Nortel is a leading global supplier of networking solutions and services that support the Internet and other public and private data, voice, and video networks using wireless and wireline technologies. Nortel’s business consists of the design, development, manufacture, assembly, marketing, sale, licensing, financing, installation, servicing, and support of networking solutions and services.
      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of NNC, NNL, Parent and Purchaser are described in Schedule I to this Offer to Purchase.
      Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase, (a) none of NNC, NNL, Parent or Purchaser nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of any of NNC, NNL, Parent or Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, and (b) none of NNC, NNL, Parent or Purchaser nor, to their knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.
      Other than the Merger Agreement and the Stockholder Agreements, none of NNC, NNL, Parent or Purchaser nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).
      Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase, (a) there have been no transactions that would require reporting under the rules and regulations of the SEC applicable to this Offer between any of NNC, NNL, Parent or Purchaser or any of their subsidiaries, or, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, and (b) there have been no contacts, negotiations or transactions between any of NNC, NNL, Parent or Purchaser or any of their subsidiaries, or, to Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
      None of NNC, NNL, Parent or Purchaser has, and to their knowledge, none of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.
      Additional Information. NNC and NNL are subject to reporting obligations under the Exchange Act. Accordingly, they are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

10.	Source and Amount of Funds.
      Parent estimates that the total amount of funds required to purchase all of the Shares pursuant to the Offer and pay all amounts due with respect to options to purchase Shares as a result of the Offer and the Merger will be approximately $471 million, prior to giving effect to cash and cash equivalents expected to be held by the Company as of the closing.
      The funds required to purchase Shares accepted for payment pursuant to the Offer will be obtained by Purchaser through a capital contribution from Parent. Parent will obtain the funds required to purchase Shares accepted for payment pursuant to the Offer from its cash on hand. Parent estimates that related fees and expenses will be approximately $8.5 million, which it will pay with its cash on hand. The Offer is not conditioned on obtaining financing.

11.	Background of the Offer; Contacts with the Company.
      In January 2005, on Nortel’s behalf, Nortel’s financial advisor, BB&T Capital Markets | Windsor Group, a division of Scott & Stringfellow, Inc. (“BB&T | Windsor”), approached David C. Karlgaard, Ph.D., the Chief Executive Officer of the Company, indicating that Nortel might be interested in acquiring the Company to better position Nortel to compete in the Federal Government IT market. The representatives from BB&T | Windsor proposed holding a meeting between executives of the Company and Parent to learn more about the companies’ respective businesses and potentially explore strategic opportunities.
      On February 9, 2005, Charles R. Saffell, president, Federal Network Solutions, Nortel, Michael Paige, vice president operations, Federal Network Solutions, Nortel, Arno Nadolny, director, mergers and acquisitions, Nortel, met with Dr. Karlgaard, Paul G. Rice, the president of the Company, and Alan H. Harbitter, the chief operations officer of the Company at BB&T | Windsor’s office in Reston, Virginia. In connection with this meeting, the parties executed a mutual non-disclosure agreement, dated as of February 9, 2005, imposing confidentiality obligations in connection with the evaluation and, if applicable, negotiation of a possible transaction.
      On February 15, 2005, BB&T | Windsor sent an information request to the Company asking them to provide additional information about the Company’s business and financial position. During the week of February 21, 2005, Nortel received responses from the Company to the information request. Parent reaffirmed its interest in potentially acquiring the Company and began developing a transaction outline that would include key terms of an acquisition.
      On March 7, 2005, representatives of BB&T | Windsor met with Messrs. Rice and Harbitter at BB&T | Windsor’s office in Reston, Virginia, and hand-delivered a proposed transaction outline setting forth key terms of a potential acquisition to the Company, together with a letter providing for an exclusive negotiation period. In the following days, JP Morgan, the Company’s financial advisor, discussed the proposal with BB&T | Windsor.

      On March 10, 2005, representatives of BB&T | Windsor delivered a revised proposed transaction outline to the Company based upon a capitalization table, long term investments detail, and cash earnings assumptions for the first quarter of 2005 provided by JP Morgan.
      On March 11, 2005, the Company and its representatives provided a revised transaction outline to Parent.
      Representatives of Parent conferred with their legal and financial advisors concerning the terms of the Company’s proposal. BB&T | Windsor submitted additional questions to the Company on the evening of March 15, 2005, which were subsequently discussed between the financial advisors on March 16, 2005. Further financial information was provided on March 17, 2005.
      On March 18, 2005, Parent submitted a revised transaction outline based on the responses, and a representative of BB&T | Windsor telephoned Mr. Rice to discuss the matter further.
      On March 21, 2005, representatives of JP Morgan contacted representatives of BB&T | Windsor to discuss the latest version of the transaction outline and the process for moving forward.
      On March 22, 2005, William A. Owens, vice chairman and chief executive officer, Nortel, updated the board of directors of Nortel regarding the status and nature of discussions with the Company.
      On March 23, 2005, Messrs. Saffell, Paige and Nadolny on behalf of Parent met with Messrs. Karlgaard (participating by telephone), Rice and Harbitter on behalf of the Company to discuss various key aspects of the possible transaction, including the amount of a potential termination fee and the mechanisms by which the Company’s senior management could demonstrate their commitment to continue employment with the Company following an acquisition.
      On the same day, the Company presented Parent with a revised transaction outline.
      As more fully described below, numerous discussions were held between March 23, 2005 and April 26, 2005, between representatives of Crowell & Moring LLP, Parent’s outside legal counsel, Parent’s in-house legal counsel and DLA Piper Rudnick Gray Cary US LLP (“DLA Piper”), the Company’s outside legal counsel. These discussions related to matters including the structure of the potential transaction, the scope of the representations, warranties and covenants contained in the potential Merger Agreement, the conditions under which Purchaser would be obligated to close a tender offer, the ability of the Company’s Board of Directors to withdraw its recommendation of the Offer and the Merger and the obligation of the Company to pay certain expenses of Parent and a termination fee under certain circumstances.
      During these discussions, representatives of Crowell & Moring LLP advised DLA Piper that Parent was not prepared to enter into a transaction without the full support of Messrs. Karlgaard, Rice and Harbitter in their capacity as stockholders, although Parent was prepared to consider a reduction in the percentage committed under circumstances involving a competing superior proposal. In addition, representatives of Crowell & Moring LLP and DLA Piper discussed Parent’s expectation that Messrs. Karlgaard, Rice and Harbitter would provide Parent an option to purchase a significant portion of their Shares under certain circumstances.
      On March 25, 2005, representatives of BB&T | Windsor delivered a further revised proposed transaction outline to JP Morgan and discussed a range of issues.
      On the same day, Parent engaged Richards, Layton & Finger, P.A. as special Delaware counsel to advise Parent as to matters of Delaware law. On March 28, 2005, representatives of Crowell & Moring LLP, Parent’s in-house legal counsel, Richards, Layton & Finger and DLA Piper discussed the terms of the commitment Messrs. Karlgaard, Rice and Harbitter could provide to support the acquisition by Parent in their capacity as stockholders.
      On March 29, a representative of BB&T | Windsor contacted Dr. Karlgaard to convey Parent’s final offer on pricing terms. That evening, Parent and the Company executed a letter of intent accompanied by a transaction outline which contemplated an offer price of $15.50 per Share, subject to satisfactory completion of due diligence and certain financial metrics as of the signing of the Merger Agreement. The letter of intent provided for an exclusivity period of thirty days.
      On March 30, 2005, Messrs. Karlgaard, Rice and Harbitter and other members of the Company’s management, and Messrs. Saffell, Paige and Nadolny attended a meeting with their respective legal and financial advisors at BB&T | Windsor to discuss the transaction process and prepare to commence due diligence.
      On April 4, 2005, executives and advisors from both companies met at the Reston, Virginia offices of DLA Piper and the Company made due diligence materials available to Parent and Crowell & Moring LLP. Mr. Rice provided an overview of the Company’s business. As discussed in more detail below, due diligence continued throughout the period prior to execution of the Merger Agreement.
      On April 5, 2005, due diligence continued and Stuart Lloyd, the Company’s chief financial officer presented an overview of the Company’s financial condition, Mr. Harbitter presented an overview of human resources, and Peter Fish, the Company’s general counsel, provided an overview of the Company’s structure and legal proceedings.
      On April 6, 2005, members of the Company’s management presented to Parent overviews of the Company’s defense and civilian sector business.
      On the same day, representatives of Crowell & Moring LLP delivered a draft Merger Agreement to DLA Piper and subsequently delivered a draft Stockholder Agreement. The draft Merger Agreement contemplated, among other things and subject to further diligence, a two-step transaction in which Purchaser would commence a tender offer for all of the outstanding Shares, followed by a Merger in which all remaining stockholders of the Company, other than those exercising appraisal rights, would receive the same consideration.
      On April 8, 2005, Mr. Rice presented information to Parent concerning the Company’s business development prospects for FY2005. Attendees included Messrs. Saffell, Paige, and Nadolny on behalf of Parent, and Messrs. Karlgaard, Rice, Harbitter, and Lloyd, on behalf of the Company, and their respective legal and financial advisors.
      On April 12, 2005, DLA Piper delivered comments on the draft Merger Agreement and Stockholder Agreement to Crowell & Moring LLP.
      On April 13, 2005, representatives of Parent and the Company, and their respective financial and legal advisors met in the offices of DLA Piper in Reston, Virginia to discuss and negotiate the Merger Agreement and Stockholder Agreement. Thereafter and through the execution of the Merger Agreement on April 25, 2005, attorneys from Crowell & Moring LLP, Parent and DLA Piper had frequent conferences to negotiate the terms of the Merger Agreement, including the representations and warranties, conditions to Offer, the non-solicitation and withdrawal of recommendation provisions, and the definition and use of the term “material adverse effect,” as well as the termination and termination fee provisions. During this period, attorneys from Crowell & Moring LLP, Parent and DLA Piper also continued to negotiate the Stockholder Agreement.
      On April 14, 2005, Messrs. Karlgaard, Rice, Saffell and Paige and other representatives attended a meeting to discuss the operations of the Company, including both the defense and civilian sectors.
      On April 16, 2005, representatives of Crowell & Moring LLP delivered revised drafts of the Merger Agreement and Stockholder Agreement to DLA Piper.
      On April 19, 2005, Messrs. Owens, Saffell and Paige of Nortel met with Messrs. Karlgaard, Rice and Harbitter to confirm final terms for the transaction. On the same day, representatives of Parent and the Company, and their respective financial and legal advisors met in the offices of DLA Piper in Reston, Virginia to discuss and negotiate the Merger Agreement and Stockholder Agreement.
      Throughout the negotiations, the parties discussed the relationship of Messrs. Karlgaard, Rice and Harbitter to the Company following an acquisition. In the view of both Parent and the Company, these members of senior management represented a key asset of the Company, particularly during the initial transition period following the acquisition. To secure their employment commitments to the Company, and thereby enhance its value to Parent, these three executives agreed to enter into non-competition and commitment agreements with the Company (the “Commitment Agreements”) pursuant to which they agreed to continue their employment with the Company for a two-year period following the closing of the Merger. Under the Commitment Agreements, their respective obligations are secured by an escrow funded by amounts that will be paid to the executives with respect to certain of their stock options. The executives will purchase certain securities from the Company to be held in escrow pursuant to the Commitment Agreements. The executives also agreed to waive certain rights under pre-existing agreements with the Company. In these discussions, DLA Piper represented the Company, Powell Goldstein LLP, represented Messrs. Karlgaard, Rice and Harbitter, and Crowell & Moring LLP represented Parent. The foregoing description of the Commitment Agreements is qualified in its entirety by reference to the Commitment Agreements which have been filed with SEC by the Company. See Section 8 — “Certain Information Concerning the Company — Additional Information.”
      We have been advised that the Company’s Board of Directors, at a meeting duly called and held, met at 7:30 a.m., Eastern time, on April 22, 2005 to consider the proposed transaction. Representatives of DLA Piper, JPMorgan and representatives of the Company then reviewed written materials previously provided to the Company’s Board of Directors. After these presentations, JPMorgan informed the Company’s Board of Directors that it was of the opinion that the consideration from Purchaser to be received by the Company stockholders in the Offer and the Merger was fair, from a financial point of view, to the Company stockholders. Following the JPMorgan presentation, the meeting was suspended to allow the Executive Committee of the Company’s Board of Directors, composed solely of the independent directors, to convene separately. After deliberating, the Executive Committee returned with a unanimous recommendation to proceed with the transaction.
      The Company’s Board of Directors then by unanimous vote of all members of the Company’s Board of Directors, (a) determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the Stockholder Agreements and the Commitment Agreements, are fair to and in the best interests of the Company and its stockholders, (b) declared the advisability of and adopted and approved the Merger Agreement, the Stockholder Agreements and the Commitment Agreements and the transactions contemplated by the Merger Agreement, the Stockholder Agreements and the Commitment Agreements, including the Offer and the Merger, which adoption and approval satisfy the requirements of Section 251 of the DGCL and render the restrictions under Section 203 of the DGCL inapplicable to the Merger Agreement, the Stockholder Agreements and the Commitment Agreements and the transactions contemplated by the Merger Agreement, the Stockholder Agreements and the Commitment Agreements, and (c) resolved to recommend acceptance of the Offer and adoption and approval of the Merger Agreement and the Agreement by the Company’s stockholders.
      On April 22, 2005, the Board of Directors of Nortel met to discuss, among other matters, the proposed acquisition of the Company by Nortel. As part of the meeting, the proposed acquisition of the Company was reviewed by Mr. Saffell and senior management. After discussion, the Board of Directors of Nortel approved the acquisition of the Company by Nortel and related matters, subject to final approval by the chief executive officer and chief financial officer of Nortel, completion of definitive documentation, due diligence and related matters.
      On April 23, 2005, Mr. Nadolny and Dr. Karlgaard discussed open issues and the anticipated timing and process moving forward. The parties and their respective representatives continued negotiations and due diligence throughout this period.
      On the evening of April 25, 2005, Parent, Purchaser and the Company executed the Merger Agreement, and Parent, Purchaser and Messrs. Karlgaard, Rice and Harbitter executed the Stockholder Agreements. See Section 12 — “The Merger Agreement and the Stockholder Agreements” for a description of those agreements. In addition, Messrs. Karlgaard, Rice and Harbitter executed the commitment agreements. On the morning of April 26, 2005, Parent issued a press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Parent.

12.	The Merger Agreement and the Stockholder Agreements.
The Merger Agreement.
      The following summary description of the Merger Agreement is qualified in its entirety by reference to the agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC. You may examine and copy the Tender Offer Statement as set forth in Section 8 — “Certain Information Concerning the Company”.
      The Offer. The Merger Agreement provides that Purchaser will commence the Offer as soon as reasonably practicable after April 26, 2005 (and in any event within 20 business days thereafter) and that, upon the terms and subject to the prior satisfaction or waiver of the conditions set forth in Section 15 — “Certain Conditions of the Offer”, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement further provides that, without the prior written consent of the Company, Purchaser will not (i) waive the Minimum Condition, (ii) change the form of consideration payable in the Offer, decrease the Offer Price or decrease the number of Shares subject to the Offer, (iii) amend any material term of the Offer in any manner adverse to holders of Shares, (iv) impose any additional condition to the Offer other than the conditions set forth in Section 15 — “Certain Conditions of the Offer” or (v) except as described in the next two paragraphs, extend the expiration date of the Offer. The Company’s rights and obligations with respect to extending the Offer are described in Section 1 — “Terms of the Offer”. For purposes of the Merger Agreement and the Offer, including satisfaction of the Minimum Condition, the term “fully diluted basis” means, as of any applicable date and without duplication, the number of Shares outstanding together with the Shares that the Company may be required to issue pursuant to obligations outstanding under its stock plans, employee stock purchase plans, or similar benefit plans, the conversion or exchange of all outstanding securities convertible or exchangeable into Shares, or otherwise, in each case whether or not vested, exercisable, exercised or converted at the time of determination.
      The Merger. If the Offer is consummated, the Merger Agreement provides that Purchaser will merge with and into the Company following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation.
      At the effective time of the Merger (the “Effective Time”), (i) the Certificate of Incorporation of the Company will be amended and restated in the form attached to the Merger Agreement and will become the Certificate of Incorporation of the Surviving Corporation, (ii) the By-laws of Purchaser will become the By-laws of the Surviving Corporation, (iii) the directors of Purchaser will become the directors of the Surviving Corporation and (iv) the officers of the Company will become the officers of the Surviving Corporation.
      Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any securities of Purchaser or the Company, each Share (other than Shares held in the treasury of the Company, or owned by Parent or Purchaser, and other than Shares owned by stockholders, if any, who are entitled to and who properly perfect appraisal rights under the DGCL) will be automatically cancelled and extinguished and be converted into the right to receive from the Surviving Corporation, in cash, the Merger Consideration. Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of Purchaser, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.
      The Merger Agreement provides that Parent, the Surviving Corporation or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the

Merger Agreement to any holder of Shares such amounts as Parent or such paying agent reasonably determines it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any other applicable law. If and to the extent that amounts so withheld are not paid to a taxing authority, such amounts will be paid to the tendering holder of Shares in respect of which such deduction and withholding were made by Purchaser.
      Stock Plans. The Company has agreed to adjust the terms of all outstanding options granted pursuant to the Company’s stock option plans to provide that (i) except as expressly provided by the Merger Agreement, the terms of outstanding stock options will not be altered or modified as a consequence of the Merger Agreement, the Offer or the Merger and the applicable vesting periods will not be shorted, waived or otherwise accelerated in any way (except for automatic, non-discretionary acceleration of vesting required pursuant to the Company’s existing Key Executive Severance Plan and other specified agreements), (ii) each vested stock option outstanding at the Effective Time will be canceled in exchange for a cash payment from the Company in an amount equal to (A) the excess, if any, of (x) the Merger Consideration per Share over (y) the exercise price per Share subject to such stock option, multiplied by (B) the number of Shares subject to such stock option, (iii) each unvested stock option will remain outstanding in accordance with its terms, unless and until such stock option vests, at which time the holder of such option will be entitled to a payment calculated as described in the previous clause, and (iv) each option with an exercise price equal to or greater than $15.50 will be automatically cancelled. The Company has agreed to use its best efforts to obtain all necessary consents of the optionholders necessary to effectuate this cancellation, and payment to an optionholder may be withheld, at Parent’s request, until such consent is obtained.
      The Company has agreed that its stock plans will terminate as of the Effective Time, and the provisions in any other of the Company’s employee benefit plans providing for the issuance, transfer or grant of any Company capital stock or any interest in respect of any Company capital stock will terminate and be deleted as of the Effective Time or (if permissible) at Purchaser’s request, upon the initial acceptance of the Shares pursuant to the Offer, and the Company will ensure that following the Effective Time no holder of a stock option or any participant in any stock plan or other employee plan will have any right under any such plan to acquire any capital stock of the Company.
      The Company has agreed that, as soon as practicable following April 25, 2005, the Company’s Board of Directors or, if appropriate, any committee administering the Company’s Employee Stock Purchase Plan (the “ESPP”), will adopt such resolutions or take such actions as are required to (i) immediately suspend any right to increase contributions into the ESPP and freeze contribution rates currently in effect, (ii) suspend all further contributions to the ESPP as of April 23, 2005, (iii) designate and treat April 26, 2005 as the last day of the “Option Period” (as such term is defined in the ESPP) now in progress under the ESPP, (iv) in accordance with the ESPP, provide that the “Option Price” (as such term is defined in the ESPP) for the current Option Period for employees whose contributions to the ESPP (A) commenced as of January 1, 2005 is $11.98 and (B) commenced as of April 1, 2005 will be $10.82, (v) suspend commencement of any new Option Periods under the ESPP, (vi) assure that all amounts contributed by each participant under the ESPP and not withdrawn prior to the Effective Time (the “Net Contributions”) are converted pursuant to the ESPP immediately prior to the Effective Time into the right to receive an amount in cash equal to the sum of such participant’s Net Contributions plus the product of (A) the per share Merger Consideration multiplied by (B) such participant’s ESPP Number (as defined below), and (vii) terminate the ESPP at the Effective Time. With respect to each ESPP participant, the “ESPP Number” means the quotient (rounded to the nearest tenth) of (x) the amount of their total contributions to the ESPP as of April 23, 2005 less any amount withdrawn therefrom prior to the Effective Time divided by (y) the applicable price set forth in clause (iv) above.
      Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser. The representations and warranties of the Company relate, among other things, to organization, standing and power and subsidiaries; capitalization; authority; absence of conflicts, required filings and consents; the Company’s SEC filings and financial statements and information provided; absence of undisclosed liabilities; absence of certain changes or events; agreements, contracts and commitments; government contracts; litigation; environmental matters; taxes; real properties and assets; intellectual property; employee benefit plans; permits; compliance with laws; labor matters; customers and suppliers; opinion of financial advisor; and brokers. The Company has also made certain of these representations and warranties with respect to Building (as defined below under – “Investigation of Building”), in general, to the extent of its knowledge.
      Purchaser and Parent have also made customary representations and warranties to the Company. Representations and warranties of Purchaser and Parent relate, among other things, to their organization, good standing and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required filings and consents and absence of conflicts; information provided; interim operations of Purchaser; litigation; brokers; and financial resources.
      Covenants Relating to the Conduct of Business. During the period from April 25, 2005 until the earlier of the termination of the Merger Agreement in accordance with its terms or the Effective Time, the Company has agreed, and has agreed to cause each of its subsidiaries to, act in the ordinary course of business, and use commercially reasonable efforts to maintain and preserve its and each subsidiary’s business organization, assets, and properties, keep available the services of its present officers and employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it to the end that its goodwill and ongoing business will be unimpaired at the Effective Time. In addition, during that period, the Company has agreed that it will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent:
      (a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities or securities the value of which is measured by such securities;
      (b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or stock based performance units or convertible or exchangeable securities, “phantom” stock, “phantom” stock rights, stock appreciation rights or securities the value of which is measured by such securities (other than the issuance of Shares upon the exercise of outstanding stock options), issue or accept contributions to the ESPP, or amend the terms of any of the items listed in this paragraph;
      (c) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;
      (d) acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) acquire any assets that are material, in the aggregate, to the Company and its subsidiaries, taken as a whole;
      (e) except in the ordinary course of business, sell, lease, license, pledge or otherwise dispose of or encumber any of the properties or assets of the Company or its subsidiaries;
      (f) whether or not in the ordinary course of business, sell, dispose of, or otherwise transfer any assets material to the Company and its subsidiaries, taken as a whole;
      (g) adopt or implement any stockholder rights plan;
      (h) enter into an agreement with respect to any merger, consolidation, liquidation, dissolution, restructuring, recapitalization or other reorganization or business combination, or any acquisition or disposition of all or any substantial portion of the assets or securities of the Company or any of its subsidiaries;

      (i) (i) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness reflected on the balance sheet of the Company as of December 31, 2004 or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make loans or advances or capital contributions to, or investments in, any other person, other than the Company or any of its direct or indirect wholly owned subsidiaries, or (iv) enter into any hedging agreement or other financial agreement or arrangement the value of which may change with fluctuations in commodities or equities prices or exchange rates or other derivative instruments;
      (j) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $100,000 in the aggregate for the Company and its subsidiaries, taken as a whole;
      (k) make any change in its accounting methods, principles or practices, except insofar as may have been required by a change in generally accepted accounting principles or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve, or revalue any assets, or make any change in its fiscal year;
      (l) (i) pay, discharge, settle, satisfy, fund or accept any claims, liabilities, disputes, audit or investigation finding or result or obligations, other than in accordance with their terms as in effect on April 25, 2005, of claims, liabilities or obligations reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in any reports, registration statements, forms and other documents filed by the Company with the SEC prior to April 25, 2005 (to the extent so reflected or reserved against), or (ii) waive any material benefits of, modify in any adverse respect, fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreements to which the Company or any of its subsidiaries is a party;
      (m) terminate any material contract to which the Company or any of its subsidiaries is party, or waive, release or assign any material rights or claims, or except in the ordinary course of business, modify or amend any material contract to which the Company or any of its subsidiaries is party;
      (n) (i) except in the ordinary course of business, enter into, or modify the terms of, any contract relating to the rendering of services or the distribution, sale or marketing by third parties of the products of, or products licensed by, the Company or any of its subsidiaries or (ii) license, or modify the terms of any license of, any material intellectual property rights to or from any third party, other than non-exclusive licenses which may be canceled without penalty by the Company or its subsidiaries upon written notice of 30 days or less;
      (o) except as provided by the Merger Agreement, (i) take any action with respect to, adopt, enter into, terminate or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee, consultant or contractor or any collective bargaining agreement, (ii) increase in any material respect the compensation or benefits of, or pay any bonus to, any director, officer, key employee, consultant or contractor of the Company or its subsidiaries, (iii) amend or accelerate the right to payment or vesting of any compensation or benefits, including any outstanding options or any restricted stock awards, (iv) pay any material benefit not currently provided for under any benefit plan, (v) grant any awards under, or otherwise expand the benefits of or the persons entitled to participate in, any bonus, incentive, performance or other compensation plan or arrangement or benefit or compensation plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, (vi) terminate the employment or take other adverse actions with respect to any officer or employee of the Company or its subsidiaries listed on a schedule to the Merger Agreement, (vii) employ or offer to employ, promote or offer to promote or terminate or give notice of intent to terminate, any employee at the existing Pay Grade 8 or above of the

Company or its subsidiaries or (viii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;
      (p) make or rescind any tax election, settle or compromise any tax liability, amend any tax return, make a request for a written ruling of a taxing authority relating to taxes or file a request for a pre-filing agreement or similar procedure, or enter into a binding agreement with a taxing authority with respect to taxes;
      (q) close (except pursuant to the existing terms of certain specified leases) or open any material facility or office, or initiate, compromise or settle any material proceeding;
      (r) permit any transfer or exercise of rights with respect to shares of the Company’s common stock in violation of the Stockholder Agreements;
      (s) fail to maintain insurance or to timely file claims under such insurance policies;
      (t) fail to pay accounts payable and other obligations in the ordinary course of business;
      (u) agree to any covenant of the Company or its subsidiaries not to compete or other covenant of the Company or its subsidiaries restricting the development, manufacture, marketing or distribution of the products or services of the Company or its subsidiaries, or otherwise limiting the freedom of the Company or its subsidiaries to compete in any line of business or with any person or in any area to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any material assets or that would so limit the freedom of Parent or any of its affiliates after the Offer or the Merger;
      (v) permit Building to take any of the actions referred to in clauses (a) to (u) above, to the extent reasonably within the Company’s control, including authorize or agree to any such action in its capacity as a member of Building; or
      (w) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action which would cause any representation or warranty of the Company set forth in the Merger Agreement to be inaccurate under the applicable standard set forth in paragraph (e) of Section 15 — “Certain Conditions of the Offer”, or would materially impair or prevent the satisfaction of any conditions set forth in Section 15 — “Certain Conditions of the Offer” or set forth below under “— Conditions Precedent”.
      No Solicitation. The Company has agreed that neither it nor any of its subsidiaries will, and will cause its or their directors, officers, employees, investment bankers, attorneys, accountants or other agents, advisors or representatives not to, directly or indirectly (i) solicit, initiate, participate in, knowingly encourage or take any other action which may facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below) or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal. Notwithstanding the foregoing, prior to the acceptance for payment of any Shares pursuant to the Offer, in response to an unsolicited Superior Proposal (as defined below), and subject to compliance with the second following paragraph, the Company may, to the extent required by the fiduciary obligations of the Company’s Board of Directors, as determined in good faith by the Company’s Board of Directors after consultation with outside counsel, (x) furnish information with respect to the Company to the person making such Superior Proposal pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations with such person regarding any Superior Proposal. Any violation of these restrictions by any director, officer, employee, investment banker, attorney, accountant or other agent, advisor or representative of the Company or any of its subsidiaries will be deemed a breach of this obligation by the Company.
      The Company has agreed that its Board of Directors will recommend the Offer and the Merger to the Company’s stockholders, and that neither the Company’s Board of Directors nor any committee thereof will (i) except as permitted by the Merger Agreement, withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company’s

Board of Directors or any such committee of the Merger Agreement, the Offer or the Merger, (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Acquisition Agreement”) constituting or relating to any Acquisition Proposal, (iii) adopt, approve or recommend, propose to adopt, approve or recommend, or take a neutral position with respect to, any Acquisition Proposal or (iv) grant any approval pursuant to Section 203(a) of the DGCL. Notwithstanding the foregoing, prior to the acceptance and payment of Shares pursuant to the Offer and from the third business day following Parent’s receipt of written notice advising Parent that the Company’s Board of Directors has determined that an Acquisition Proposal is a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, the Company’s Board of Directors may, in response to an unsolicited Superior Proposal, withdraw or modify, in a manner adverse to Parent or Purchaser, or fail to make, the recommendation by the Company’s Board of Directors of the Merger Agreement, the Offer or the Merger, if the Company’s Board of Directors determines in good faith, after consultation with outside counsel, that failure to do so would violate its fiduciary obligations (a “Withdrawal of Recommendation”).
      The Merger Agreement requires the Company to immediately advise Parent orally, with written confirmation to follow within 24 hours, of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or any inquiry with respect to, or that could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the person making any such Acquisition Proposal or inquiry, and promptly provide Parent with copies of any true and complete correspondence, including draft agreements, relating to the foregoing. In the event that the Company is permitted to discuss the Acquisition Proposal or inquiry under the previous paragraph, the Company shall not provide any information to or participate in discussions or negotiations with the person making any Superior Proposal until three business days after the Company has first notified Parent of such Acquisition Proposal as required by the preceding sentence. The Company will (i) keep Parent fully informed of the status and details (including immediate oral and written notification of any change to the terms) of any such Acquisition Proposal or inquiry, and (ii) if Parent makes a counterproposal, consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal. Contemporaneously with providing any information to a third party in connection with any such Superior Proposal or inquiry, the Company shall furnish a copy of such information to Parent.
      Nothing contained in the Merger Agreement will be deemed to prohibit the Company from taking and disclosing to its stockholders a position with respect to a tender or exchange offer by a third party required pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that, except as set forth above, in no event will the Company’s Board or any committee thereof withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger or adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal.
      The Company has agreed to, and to cause its subsidiaries and its and their directors, officers, employees, investment bankers, attorneys, accountants or other agents, advisors and representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or that may reasonably be expected to lead to, an Acquisition Proposal. In addition, the Company has agreed to use its reasonable best efforts to have copies of all nonpublic information it or its subsidiaries and its and their directors, officers, employees, investment bankers, attorneys, accountants or other agents, advisors and representatives have distributed in the past 12 months returned to the Company or destroyed as soon as possible.
      For purposes of the Merger Agreement, “Acquisition Proposal” means any inquiry, proposal or offer relating to, or that is reasonably likely to lead to, directly or indirectly, (i) a merger, consolidation, dissolution, sale of substantial assets, tender offer, exchange offer, joint venture, liquidation, recapitalization, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries, (ii) the acquisition by any person in any manner of 15% or more of the shares of any class of equity securities of the Company or any of its subsidiaries outstanding prior to such acquisition or (iii) the acquisition by any person in any manner, directly or indirectly, of assets that constitute 15% or more of the net revenues, net income, EBITDA or consolidated total assets of the Company (provided that solely for purposes of provisions requiring payment of expenses and the termination fee described under “— Fees and Expenses” below, the percentages specified in clauses (ii) and (iii) will be 50%), in each case other than the transactions contemplated by the Merger Agreement.
      Also for purposes of the Merger Agreement, “Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal to acquire all or substantially all the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, or a sale of its assets, (i) on terms which the Company’s Board of Directors determines, at a duly constituted meeting of the Company’s Board of Directors, in its reasonable good faith judgment to be more favorable, both financially and otherwise, to the holders of Shares than the transactions contemplated by the Merger Agreement (after receiving the advice of the Company’s independent financial advisor concerning the value of the consideration provided for in such proposal relative to the value of the consideration provided for in the Offer), taking into account all the terms and conditions of such proposal (but excluding any impact on the Principal Stockholders under the terms of any stockholders agreements or the absence thereof included as a facet thereof) and the Merger Agreement and the Stockholder Agreements (including any bona fide offer or proposal by Parent to amend the terms of the Merger Agreement and/or the Stockholder Agreements) and (ii) that in the good faith judgment of the Company’s Board of Directors (after consultation with outside counsel) is reasonably capable of being completed timely on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; and (iii) for which financing, to the extent required, is then committed.
      Tax Matters. Pursuant to the Merger Agreement, the Company has agreed to, and to cause its subsidiaries to, timely prepare and file tax returns, timely pay all taxes due and payable with respect to periods covered by returns following April 25, 2005, accrue a reserve in the Company’s books and records and financial statements for post-April 25, 2005 taxes, notify Parent of any tax-related litigation or proceeding against the Company or its subsidiaries and not to settle such proceeding without Parent’s consent, and provide Parent with a copy of tax returns. The Company has also agreed not to, and not to permit its subsidiaries to, enter into or effect transactions that would result in a material recognition of income or gain, other than transactions entered into or effected in the ordinary course of business consistent with past practice.
      Top-up Option. Pursuant to the Merger Agreement, the Company has granted Parent and Purchaser an irrevocable option to purchase that number of newly issued and treasury Shares that, when added to the total number of Shares that Parent and its affiliates control immediately following the Offer, would constitute one share more than 90% of the then-outstanding Shares on a fully diluted basis (after giving effect to this option), at a per Share price equal to the Offer consideration. This option is exercisable only after Parent and its affiliates have purchased and paid for Shares numbering at least 80% of the then-outstanding Shares (up to the maximum number of Shares then authorized for issuance).
      Company Stockholder Meeting. If adoption of the Merger Agreement by the Company’s stockholders is required to consummate the Merger under the DGCL, the Company has agreed that it will, at our request, as soon as practicable following the purchase of Shares pursuant to the Offer, (i) prepare and file with the SEC a proxy statement relating to the Merger Agreement and to respond to any comments of the SEC and its staff and cause the proxy statement to be mailed to its stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff and (ii) convene a meeting of its stockholders for the purpose of considering the approval of the Merger Agreement and the Merger. If Purchaser or any other subsidiary of Parent owns at least 90% of the outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

      Access to Information. The Merger Agreement provides that the Company will give Parent and its representatives access at all reasonable times to the properties, books, records, contracts, documents, commitments and personnel of the Company and its subsidiaries and furnish Parent with all financial, operating and other data and information as Parent may request. It is further provided that Parent will keep the information so obtained confidential pursuant to the terms of the confidentiality agreement between Parent and the Company.
      Indemnification. Pursuant to the Merger Agreement, for a period of six years from the Effective Time, the Surviving Corporation will indemnify and hold harmless (including advancement of expenses) the current and former directors and officers of the Company and its subsidiaries in respect of acts or omissions occurring on or prior to the Effective Time, to the extent provided in their respective certificates of incorporation, by-laws or similar governing instruments, subject to any limitation imposed under applicable law. As of the Effective Time, Parent will cause the Surviving Corporation to purchase a “run-off” directors’ and officers’ insurance and indemnification policy providing coverage for events occurring prior to the Effective Time for all persons that are directors and officers of the Company or its subsidiaries on April 25, 2005, on terms and conditions that are substantially similar to the Company’s existing directors’ and officers’ insurance and indemnification policy with a six year aggregate policy limit of $10 million. The Surviving Corporation will not be required to expend in excess of 200% of the current annual premium of the Company’s existing directors’ and officers’ insurance and indemnification policy.
      Investigation of Building. The Merger Agreement provides that the Company will, prior to completion of the Offer, use its reasonable best efforts to obtain from Building VII LC (“Building”), a limited liability company in which the Company owns 48% of the membership interest, such information and documents as are necessary or advisable in order to enable the Company to confirm the accuracy of its representations and warranties with respect to Building.
      Board Representation. The Merger Agreement provides that promptly after such time as Purchaser accepts for payment a majority of the Shares calculated on a fully diluted basis pursuant to the Offer (the “Appointment Time”), Purchaser will be entitled to designate such number of directors of the Company’s Board of Directors, rounded up to the nearest whole number, as will make the percentage of the Company’s directors designated by Purchaser equal to the percentage of the aggregate voting power of the Shares held by us (as well as the same percentage on each committee (or similar body) of the Company’s Board of Directors). In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company’s Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected or appointed to the Company’s Board of Directors as provided above.
      The Merger Agreement also provides that until the Effective Time, the Company’s Board of Directors will have at least two directors who were directors of the Company on April 25, 2005 (the “Continuing Directors”). If the number of Continuing Directors is reduced below two for any reason, the Continuing Director will designate a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors of the Company will designate two persons to fill such vacancies who will not be directors, officers, employees or affiliates of Parent or any of its subsidiaries, and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement. Following the Appointment Time and prior to the Effective Time, any amendment or modification of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any condition to the Company’s obligations under the Merger Agreement or any of the Company’s rights under the Merger Agreement will require the concurrence of at least one of the Continuing Directors. Following the Appointment Time and prior to the Effective Time, neither Parent nor Purchaser will take any action to remove any Continuing Director absent cause.
      Conditions Precedent to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction (or waiver by each party) prior to the Effective Time of the following conditions: (i) Parent or Purchaser shall have made, or caused to be made, the Offer on the terms and conditions set forth therein and shall have purchased, or caused to be purchased, all Shares validly tendered and not withdrawn pursuant to the Offer, (ii) the Merger Agreement shall have been approved and adopted by the requisite vote or consent of the stockholders of the Company, if any, required by the DGCL and the Company’s Certificate of Incorporation, as amended, (iii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and any other applicable competition, merger, control, antitrust or similar law shall have expired or been terminated, (iv) the parties shall have received written notice from CFIUS that review of the transactions contemplated by the Merger Agreement under the Exon-Florio Act has been concluded; and that CFIUS shall have determined that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Act, (v) the Company shall have taken commercially reasonable steps to advise the DSS of the relevant aspects of the transactions contemplated by the Merger Agreement and proposed terms of a proxy agreement, voting trust or other arrangement calculated to be acceptable to the DSS, and the DSS shall have indicated that it is willing to agree to a foreign ownership, control or influence mitigation proposal submitted in relation to the transactions contemplated by the Merger Agreement by, and acceptable to, Parent in its sole discretion, in accordance with the NISPOM; and (vi) no temporary restraining order, preliminary or permanent injunction or other order, decree or ruling issued by a court or by any governmental entity nor any statute, rule, regulation or executive order promulgated or enacted by any governmental entity shall be in effect, which would make the acquisition or holding by Parent or its subsidiaries of the Shares illegal or otherwise prevent the consummation of the Merger.
      Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of the Company, as follows:
      (a) by mutual written consent of Parent and the Company;
      (b) by either Parent or the Company: (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in Section 15 — “Certain Conditions of the Offer”, the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (y) Purchaser shall not have accepted for payment any Shares pursuant to the Offer on or before September 25, 2005 (provided that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to fulfill any obligations under the Merger Agreement results in the failure of the Offer to be consummated on or prior to such date), (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, any Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable (provided that the party seeking to terminate the Merger Agreement pursuant to this clause (b)(ii) has used commercially reasonable efforts to remove or lift such order, decree, ruling or other action) or (iii) if, as of the first expiration date of the Offer after June 30, 2005 (if any), such party reasonably determines that the HSR Condition, the Exon-Florio Condition or the DSS Condition cannot be satisfied prior to September 25, 2005 (provided that no Acquisition Proposal shall have been made and all of the other conditions set forth in Section 15 — “Certain Conditions of the Offer” — are satisfied or are reasonably capable of being satisfied on such expiration date; the right to terminate the Merger Agreement pursuant to this clause (b)(iii) shall not be available to any party whose failure to fulfill any obligations under the Merger Agreement has been a principal cause of or resulted in the failure of the Offer to be consummated on or before such expiration date);
      (c) by Parent prior to the purchase of Shares pursuant to the Offer:

(i) in the event of a failure of the Minimum Condition to be satisfied or a failure of the Offer conditions described in paragraph (E) or (F) of Section 15 — “Certain Conditions of the Offer”; provided that solely in the case where a failure of a condition described in paragraph (E) or (F) is the result of an inaccuracy or non-willful breach that is reasonably capable of being cured within

10 days, Parent may not terminate under this provision if the inaccuracy or non-willful breach is cured within 10 days after the giving of written notice to the Company,

(ii) (x) a Withdrawal of Recommendation or (y) a breach by the Company of its obligations set forth above under “— No Solicitation” or

(iii) a Material Adverse Effect (as defined in Section 15 — “Certain Conditions of the Offer”) on the Company; or

      (d) by the Company prior to the purchase of any Shares pursuant to the Offer if Parent or Purchaser breaches or fails to perform in any material respect any of their respective representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform materially impairs Parent’s and Purchaser’s ability to consummate the Offer or the Merger and which breach or failure to perform cannot be or has not been cured within 10 days after the giving of written notice to Parent of such breach (provided that the Company is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement).
      In the event of a termination of the Merger Agreement by either the Company or Parent, all obligations of the parties under the Merger Agreement will terminate (except for certain provisions pertaining to the payment of certain expenses and fees, certain confidentiality obligations of the parties and certain other provisions), and there will be no liability or obligation on the part of Parent, Purchaser or the Company other than for liability for any intentional misrepresentation or intentional breach of the Merger Agreement.
      Fees and Expenses. Except as provided in the Merger Agreement, all fees and expenses incurred in connection with the Offer, the Merger and the Merger Agreement will be paid by the party incurring such fees and expenses.
      The Merger Agreement provides that the Company will pay in same day funds to Parent the following amounts under the circumstances and at the times set forth as follows:
      (a) if an Acquisition Proposal is made (whether or not conditional or subsequently withdrawn), and thereafter (i) either the Company or Parent terminates the Merger Agreement in accordance with the provisions described in clause (b)(i) under “— Termination” above or (ii) Parent terminates the Merger Agreement in accordance with the provisions described in clause (c)(i) under “— Termination” above then (x) the Company will pay the Expenses of Parent upon demand, and (y) if concurrently therewith or at any time within twelve (12) months thereafter, the Company enters into a merger agreement, acquisition agreement or similar Contract (including a letter of intent) with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, then the Company will pay the Termination Fee upon the earlier of the execution of such Contract or upon consummation of such Acquisition Proposal (provided that the Company will not be obligated to pay the Termination Fee following termination in accordance with the provisions described in clause (c)(i) under “— Termination” above if the Company had the right to terminate the Merger Agreement in accordance with the provisions described in clause (d) under “— Termination” above at the time of such termination by Parent (and so notified Parent in writing within five business days after such termination by Parent in accordance with the provisions described in clause (c)(i) under “— Termination” above);
      (b) if Parent terminates the Merger Agreement in accordance with the provisions described in clause (c)(ii)(x) under “— Termination” above, the Company will pay the Termination Fee to Parent within one business day following such termination;
      (c) if Parent terminates the Merger Agreement in accordance with the provisions described in clause (c)(ii)(y) under “— Termination” above, then (x) the Company will pay the Expenses of Parent upon demand, and (y) if prior to such termination an Acquisition Proposal will have been made (whether or not conditional or subsequently withdrawn), the Company will pay the Termination Fee within one business day following such termination.

      For purposes of the Merger Agreement, “Expenses” means documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent and/or Purchaser in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, investment banking firms, accountants, experts and consultants to Parent and/or Purchaser (but in no event will Expenses exceed $2.0 million). “Termination Fee” means $14.2 million less Expenses paid by the Company to Parent.
The Stockholder Agreements.
      The following summary description of the Stockholder Agreements is qualified in its entirety by reference to the Stockholder Agreements, which are filed as exhibits to the Tender Offer Statement on Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 9 — “Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.”.
      As a condition and inducement to our entering into the Merger Agreement, each of the principal stockholders entered into stockholder agreements dated April 25, 2005 (the “Stockholder Agreements”) with Parent and Purchaser. “Principal Stockholders” means each of the following stockholders of the Company: David C. Karlgaard, Paul G. Rice and Alan H. Harbitter and their related trusts and family foundations (in the case of David C. Karlgaard, The David C. Karlgaard Revocable Trust, The David C. Karlgaard and Marilyn E. Karlgaard Trust, The David C. Karlgaard and Marilyn E. Karlgaard Irrevocable Trust, The Karlgaard Family Foundation and The Karlgaard Charitable Remainder Trust; in the case of Paul G. Rice, The Paul G. Rice and Gina J. Rice Grantor Retained Annuity Trust and The Rice Family Foundation; and in the case of Alan H. Harbitter, The Merrill Lynch Trust Co. FSB Harbitter Charitable Remainder Unitrust, The Harbitter Family Foundation and The Alan H. Harbitter and Lisa J. Harbitter Grantor Retained Annuity Trust).
      The Principal Stockholders collectively own 14,344,936 outstanding Shares, representing approximately 52% of the Shares outstanding as of April 25, 2005 and approximately 48% on a fully diluted basis (excluding Shares issuable upon the exercise of options held by the Principal Stockholders). Including Shares issuable upon the exercise of options, the Principal Stockholders own 17,579,137 Shares, representing approximately 53% of the Shares outstanding on a fully diluted basis as of April 25, 2005.
      The Company has informed us that, as of April 25, 2005, there were (i) 27,596,601 Shares issued and outstanding, and (ii) outstanding options to purchase 5,439,217 Shares, of which options to purchase 4,135,954 Shares have an exercise price that is less than the Offer Price. Based on the number of Shares and options outstanding, if Purchaser acquires at least 16,517,910 Shares in the Offer, the Minimum Condition would be satisfied.
      Under the Stockholder Agreements, each Principal Stockholder has agreed irrevocably to tender in the Offer all Shares held by such Principal Stockholder, and to vote all Shares held by such Principal Stockholder (i) in favor of the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any proposal for any merger, consolidation, recapitalization, sale of assets or other business combination between the Company and any other person; or any other Acquisition Proposal, and (iii) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement. In furtherance of such voting agreements, each Principal Stockholder has irrevocably appointed certain officers of an affiliate of Parent as its true and lawful proxies to vote such Principal Stockholder’s Shares in accordance with the preceding sentence, and as otherwise specified in the Stockholder Agreements.
      In addition, each Principal Stockholder has agreed to certain additional commitments, including:

•	not to (i) sell, transfer, pledge, assign or otherwise dispose of or hypothecate (including by way of gift or contribution, distribution to or from any trust or similar instrument, merger, consolidation, testamentary disposition, interspousal disposition or otherwise) any of its Shares,

•	unless a Withdrawal of Recommendation has occurred, to exercise any rights that such Principal Stockholder may have to acquire additional Shares (including pursuant to options), in the amounts specified in the Stockholder Agreements, and

•	not to solicit an alternative transaction.
      The obligations of each Principal Stockholder in the Stockholders Agreements will apply whether or not a Withdrawal of Recommendation (as defined in the Merger Agreement) has occurred or the Company has breached any of its representations, warranties, agreements or covenants in the Merger Agreement. However, in the event of a Withdrawal of Recommendation, each Principal Stockholder’s commitments to tender and/or vote Shares described above would be limited to the “Committed Shares”, and in the event of a Withdrawal of Recommendation, following termination of the Merger Agreement, each Principal Stockholder’s restrictions on transfer described above would be limited to the “Committed Shares” of such Principal Stockholder. As of the April 25, 2005, the number of “Committed Shares” was, in the aggregate, 9,658,816 Shares, and is subject to increase, such that the number of “Committed Shares” at any relevant time represents 35% of the total number of Shares outstanding. The Principal Stockholders will not be obligated to comply with the above commitments if the Merger Agreement is amended to lower the price, value of, change the form of, the consideration payable to holders of Shares in the Offer.
      As a result of the foregoing, in the absence of a Withdrawal of Recommendation, Purchaser, Parent and the Company believe that the satisfaction of the Minimum Condition is assured provided that the Merger Agreement and the Stockholder Agreements remain in effect and the parties comply with their respective obligations thereunder.
      In addition, under the Stockholder Agreements, each Principal Stockholder granted Parent and Purchaser an irrevocable option to purchase its Committed Shares at a price per Share equal to $15.50. The options expire on the 120th day following termination of the Merger Agreement and are exercisable in whole or in part at any time after expiration or termination of the Offer following the making of an Acquisition Proposal (with references to 15% in the definition of Acquisition Proposal under “— Merger Agreement — No Solicitation” being deemed to be references to 50% for purposes of determining when the options are exercisable) or the occurrence of any of the events described in clause (c)(i) or (c)(ii) under “— Merger Agreement — Termination”. Exercise of these options is subject to receipt of regulatory clearances and the expiration of applicable waiting periods under federal law generally comparable to those identified in conditions (i) – (v) of the Offer set forth in Section 15 — “Certain Conditions of the Offer”.
      The obligations of the Principal Stockholders with respect to voting described above will terminate upon the earlier of the Effective Time and a termination of the Merger Agreement in accordance with its terms. All other provisions of the Stockholder Agreements terminate on the 120th day following termination of the Merger Agreement in accordance with its terms.
Statutory Requirements.
      In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge declaring the advisability of and approving an agreement of merger containing provisions with respect to certain statutorily specified matters and the adoption of the agreement of merger by the stockholders of each corporation by the affirmative vote of at least a majority of all the outstanding shares of stock entitled to vote on the merger, unless otherwise provided for in the corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, a vote of the holders of at least a majority of the Company’s stock is required in order to adopt the Merger Agreement. The Shares are the only securities of the Company which entitle the holders thereof to voting rights. If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to adopt the Merger Agreement by written consent or at a duly convened meeting of the Company’s stockholders without the affirmative vote of any other stockholder of the Company.

      The DGCL also provides that, if a parent company owns at least 90% of each class of voting stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, Purchaser could, and intends (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company. Pursuant to the Merger Agreement, under certain circumstances, Purchaser could extend the Offer for a limited period of time in order to receive tenders of at least 90% of the issued and outstanding Shares to enable us to effect a short-form merger. Pursuant to the Merger Agreement, the Company has granted Parent and Purchaser an irrevocable option exercisable under certain conditions to purchase such number of newly issued and treasury Shares as, when added to the total number of Shares that Parent and its affiliates control, would constitute one share more than 90% of the then-outstanding Shares on a fully diluted basis (after giving effect to this option), at a per Share price of $15.50. See “— The Merger Agreement — Top-up Option”.
Appraisal Rights.
      No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company who have not tendered their Shares will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders (the “Dissenting Stockholders”) would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”). In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger”. In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern”, to be included in the appraisal process. The fair value determined in any appraisal proceeding could be more or less than or the same as the consideration to be paid in the Offer and the Merger.
      The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Stockholders of the Company who tender shares in the Offer will not have appraisal rights and will lose their ability to demand appraisal of their Shares in the Merger.
“Going Private” Transactions.
      The SEC has adopted Rule 13e-3 promulgated under the Securities Exchange Act (“Rule 13e-3”), which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Securities Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. We believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the Company’s stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

13.	Purpose of the Offer; Plans for the Company.
      Purpose of the Offer. The purpose of the Offer and the Merger is for Parent and its subsidiaries to acquire the Company through the acquisition of all of the outstanding Shares. Upon the consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. The acquisition of Shares has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of the Company from the public stockholders to Parent and provide the Company’s stockholders with cash for all of their Shares. Pursuant to the Merger Agreement, upon completion of the Offer, we intend to effect the Merger in accordance with the Merger Agreement. See Section 12 — “The Merger Agreement and the Stockholder Agreements — The Merger Agreement”.
      Plans for the Company. Except as otherwise described below in this Section or elsewhere in this Offer to Purchase, we have no current plans or proposals or negotiations which relate to or would result in: (i) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company, (iii) any material change in the present dividend policy or indebtedness of the Company, (iv) any change in the management of the Company or any change in any material term of the employment contract of any executive officer of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) the Shares ceasing to be authorized for quotation on NASDAQ; or (vii) the Shares becoming eligible to termination of registration under Section 12(c)(4) of the Exchange Act.
      We may, however, initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger to organize and integrate the activities of the Company and Parent.

14.	Dividends and Distributions.
      As described in Section 12 — “The Merger Agreement and the Stockholder Agreements — The Merger Agreement”, the Company is not permitted, without the prior written consent of Parent, to (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options (other than the forfeiture (at no cost to the Company or its subsidiaries) of stock options pursuant to the Company’s stock option plans by employees in connection with the termination of such employees’ employment) to acquire any such shares or other securities or securities the value of which is measured by such securities.

15.	Certain Conditions of the Offer.
      Notwithstanding any other provisions of the Offer or the Merger Agreement, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if:

      (i) the Minimum Condition shall not have been satisfied immediately prior to the expiration date of the Offer (as it may be extended in accordance with the Merger Agreement);
      (ii) any waiting period under the HSR Act applicable to the Offer, the Merger or the transactions contemplated by the Merger Agreement shall not have expired or been terminated (the “HSR Condition”);
      (iii) the parties shall not have received written notice from the Committee on Foreign Investment in the United States (“CFIUS”) that review under the Exon-Florio Act of the Offer, the Merger and the transaction has been concluded, or CFIUS shall have determined that there are issues of national security sufficient to warrant investigation under the Exon-Florio Act or advised that action under the Exon-Florio Act has not been concluded with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement (the “Exon-Florio Condition”);
      (iv) the Company shall not have taken commercially reasonable steps to advise the Defense Security Service (“DSS”) of the relevant aspects of the transactions contemplated by the Merger Agreement and the proposed terms of a proxy agreement, voting trust or other arrangement calculated to be acceptable to the DSS, or the DSS shall have indicated that it is not willing to agree to a foreign ownership, control or influence mitigation proposal submitted in relation to the transaction contemplated by the Merger Agreement by, and acceptable to, Parent in its sole discretion, in accordance with the National Industrial Security Program Operating Manual (the “NISPOM”) (the “DSS Condition”);
      (v) any other required waiting periods, material clearances or approvals of any governmental entity applicable to the Offer, the Merger or the transactions contemplated by the Merger Agreement under any applicable Laws shall not have expired and not been extended, been obtained or been terminated, as the case may be; or
      (vi) on or after the date of the Merger Agreement and prior to the expiration date of the Offer (as it may be extended in accordance with the terms of the Merger Agreement), any of the following conditions shall have occurred:

(A) there shall be any action taken, or any judgment or law, existing, enacted, promulgated, entered, enforced, amended or issued, by any governmental entity, which is applicable to or deemed applicable to (x) Parent, Purchaser, any affiliate of Parent or the Company or any of its subsidiaries, or (y) the Offer, the Merger, the Agreement or the Stockholder Agreements, (1) which does or could reasonably be expected to make illegal, impede, materially delay or otherwise directly or indirectly restrain, prohibit or make materially more costly, the transactions contemplated by the Merger Agreement or the Stockholder Agreements, including the Offer and the Merger, or seeking to obtain from the Company or (to the extent it relates to the transactions contemplated by the Merger Agreement or the Stockholder Agreements, including the Offer or the Merger) Parent or any of its affiliates, any material damages, (2) prohibiting or limiting the ownership or operation by the Company, Parent or Purchaser of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or of Parent and its affiliates, (3) compelling the Company, Parent or Purchaser to dispose of or to hold separate all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or of Parent or any of its affiliates, (4) imposing any limitation on the ability of the Company, Parent or Purchaser (i) to conduct the business or own a material portion of the assets of the Company and its subsidiaries taken as a whole, or of Parent or any of its affiliates, or (ii) to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote such Shares on all matters properly presented to the Company’s stockholders, (5) requiring divestiture by Parent or Purchaser of all or any of the Shares, (6) imposing limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase all of the Shares pursuant to the Offer and/or the Merger, or (7) that otherwise has resulted in, or could reasonably be expected to result in, a Material Adverse Effect;

(B) there shall be threatened in writing, instituted or pending any proceeding by any governmental entity (other than the routine application to the Offer, the Merger or the transactions contemplated by the Stockholder Agreements of the waiting period provisions under the HSR Act) seeking to challenge, or which does or could reasonably be expected to make illegal, impede, materially delay or otherwise directly or indirectly restrain, prohibit or make materially more costly, the transactions contemplated by the Merger Agreement or the Stockholder Agreements, including the Offer and the Merger, or seeking to obtain from the Company or Parent or any of its affiliates, any material damages, or seeking, resulting in or that could reasonably be expected to result in, directly or indirectly, any of the consequences referred to in paragraph (vi)(A) above;

(C) there shall have occurred a Material Adverse Effect;

(D) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any U.S. securities exchange, (ii) any decline in any of the Dow Jones Industrial Average or the NASDAQ National Market in excess of 15% measured from the close of business on April 22, 2005, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) a commencement on or after the date hereof or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, or (v) in the case of any of the foregoing existing at the date of the Merger Agreement, a material acceleration or worsening thereof;

(E) (i) the representations and warranties of the Company set forth in the Merger Agreement (other than in clause (ii) of this condition (vi)(E)) shall not be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or expectations contained therein) as of the date of the scheduled or extended expiration date of the Offer (except to the extent that any such representation or warranty refers specifically to a particular date, in which case such representation or warranty shall be true and correct as of such date) except where the failure to be so true and correct, individually or in the aggregate, does not and would not reasonably be expected to (A) have a Material Adverse Effect, (B) materially increase the cost to Purchaser of consummating the Offer or the Merger or (C) have a material adverse effect on Parent or any of its affiliates or on the aggregate benefits to Parent of the transactions contemplated by the Merger Agreement; and (ii) specified representations and warranties of the Company contained in the Merger Agreement relating to capitalization and authorization of the Merger Agreement and the transactions contemplated thereby shall not be true and correct in any respect as of April 25, 2005 or the scheduled or extended expiration date of the Offer;

(F) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, or any Principal Stockholder shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of such Principal Stockholder to be performed or complied with by it under the applicable Stockholder Agreement;

(G) the Company’s Board of Directors or any committee thereof (1) shall have withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stockholder Agreements, or (2) resolved to do any of the foregoing;

(H) the Company shall not have furnished Purchaser with certificates in form and substance reasonably satisfactory to Parent dated as of the scheduled expiration date of the Offer signed on its behalf by its Chief Executive Officer and Chief Financial Officer (i) to the effect that the conditions set forth in items (vi)(E), (F), (G), (K), (L) and (M) of this Section 15 — “Certain Conditions of the Offer” have not occurred, and (ii) regarding the effectiveness of the Company’s disclosure controls and procedures;

(I) beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of 5% or more of the Shares shall have been acquired by any person or group (as defined in

Section 13(d)(3) of the Exchange Act), other than Shares beneficially owned by the Principal Stockholders as of April 25, 2005;

(J) the Merger Agreement shall have been terminated in accordance with its terms;

(K) all consents necessary to the consummation of the Offer or the Merger including, without limitation, consents from parties to loans, leases or other contracts shall not have been obtained, other than consents the failure to obtain which would not have a Material Adverse Effect;

(L) the Company shall not have obtained all documentation, or taken actions sufficient to obtain in the ordinary course, all documentation necessary in Parent’s reasonable judgment to ensure that business under government contracts of the Company and its subsidiaries may continue without any material interruption, including but not limited to: (1) documentation of all consents, novations, assignments, and any other approvals from all governmental entities or any other customers, necessary to ensure the uninterrupted performance of all government contracts of the Company and its subsidiaries, (2) documentation confirming the uninterrupted effectiveness of all facility security clearances (and the uninterrupted effectiveness of all personal security clearances required for such facility security clearances) necessary for the uninterrupted performance of classified work under all government contracts of the Company and its subsidiaries; and (3) documentation confirming the uninterrupted effectiveness of all U.S. Government export licenses, whether relating to hardware, software, technical data, or other information, necessary for the uninterrupted performance of all business involving foreign customers, end-users, suppliers, contractors, subcontractors, team members, or consultants; or

(M) fewer than 80% of the key employees (a total of 39 employees specified on a schedule to the Merger Agreement) are then employed by the Company or its subsidiaries;

which in the sole judgment of Parent and Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for shares of Company Common Stock.
      The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Parent or Purchaser (except for the Minimum Condition), in whole or in part, at any time and from time to time, in their respective sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
      “Material Adverse Effect” means, with respect to the Company, any change, event, circumstance, development or effect that is or is reasonably likely to have a materially adverse effect on (i) the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Company and its subsidiaries, taken as a whole (but shall exclude with respect to any fiscal period following the announcement of the Merger Agreement and prior to the Closing Date the effects of any material adverse change in the Company’s results of operations, or financial condition, that is directly attributable to (x) changes or conditions generally affecting the information technology services industry that do not disproportionately affect the Company or its Subsidiaries, (y) general economic conditions, or (z) the execution and performance of the Merger Agreement or the public announcement hereof), or (ii) the ability of the Company to consummate the transactions contemplated by the Merger Agreement as currently conducted after the Closing.

16.	Legal Matters; Required Regulatory Approvals.
      Except as set forth in this Offer to Purchase, based on our review of publicly available filings by the Company with the SEC and other information regarding the Company, we are not aware of any licenses or regulatory permits that appear to be material to the business of the Company, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as described in this Offer to Purchase, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described below under — “State Takeover Laws.”
      Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to the Company’s business, or that certain parts of the Company’s, Parent’s, or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and Section 15 — “Certain Conditions of the Offer” — for a description of the conditions to the Offer.
      State Takeover Laws. The Company is incorporated in Delaware and is subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder. The Company’s Board of Directors approved for purposes of Section 203 the entering into by Parent, Purchaser and the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to us by virtue of such actions.
      A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Section 203) purport to apply to the Offer or the Merger, we believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.
      Except as set forth in this Offer to Purchase, we have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer”.
      Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Nortel by virtue of Purchaser’s proposed acquisition of Shares in the Offer and the Merger.
      Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer and the Merger with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Nortel intends to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the acquisition of Shares in the Offer and the Merger on or before May 3, 2005, and, based on a May 3, 2005 filing, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on May 18, 2005, unless earlier terminated by the FTC or the Antitrust Division or Nortel receives a request for additional information or documentary material prior to that time. If, within the fifteen-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Nortel, the waiting period with respect to the Offer and the Merger would be extended for an additional period of fifteen calendar days following the date of Nortel’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Nortel’s consent. The FTC or the Antitrust Division may terminate the additional fifteen-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request made to the Company from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the acquisition of Shares in the Offer and the Merger.
      The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Parent’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 15 — “Certain Conditions of the Offer.”
      Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, Nortel and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, Nortel and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 — “Certain Conditions of the Offer.”
      Exon-Florio Amendment. Section 721 of the Defense Production Act authorizes the President of the United States or his designee to make an investigation to determine the effects on national security of mergers, acquisitions and takeovers by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The President has delegated authority to investigate proposed transactions to CFIUS.

      Reviews under the Defense Production Act are made in accordance with the following timetable: (i) within 30 days following the receipt by CFIUS of written notification of a proposed acquisition, CFIUS must determine whether to commence an investigation; (ii) if CFIUS commences an investigation, it must complete the investigation and submit a report and recommendation to the President within 45 days following the determination to commence an investigation; and (iii) the President has 15 days following the completion of the investigation to take action to suspend or prohibit the relevant acquisition.
      In order for the President to exercise his authority to suspend or prohibit an acquisition, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security and (ii) that provisions of law other than the Defense Production Act and the International Emergency Economic Powers Act do not provide adequate and appropriate authority for the President to protect national security in connection with the acquisition. The President’s actions are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Defense Production Act.
      Absent certain conditions, the Defense Production Act does not obligate the parties to an acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted, then the transaction remains indefinitely subject to review by the President under the Defense Production Act.
      On April 27, 2005, Parent and the Company filed with CFIUS a joint notice of the transactions contemplated by the Merger Agreement in advance of the Offer. Although the parties believe that these transactions should not raise any national security concerns, there can be no assurance that CFIUS will not subsequently determine to conduct an investigation of these transactions. If such an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse, Purchaser, under the terms of the Merger Agreement, may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer.
      National Industrial Security Program Operating Manual/ Defense Security Service. Under the NISPOM, a U.S. company cannot obtain or maintain a facility security clearance if it is under foreign ownership, control or influence (“FOCI”) and its FOCI is not mitigated under one of the recognized FOCI mitigation measures available under the NISPOM. The determination whether a U.S. company is under FOCI involves a comprehensive review of the company’s relationship with foreign persons (as defined by the NISPOM), including (but not limited to) investors, directors, management, lenders, and customers.
      The Company currently maintains a top secret facility security clearance and is in the process of performing on several classified contracts for the U.S. government. In order to mitigate FOCI as a result of the transactions contemplated by the Merger Agreement, Parent and the Company have initiated discussions with the DSS regarding the implementation of a proxy agreement upon completion of these transactions. A proxy agreement is an agreement recognized by the DSS that is employed in circumstances where a foreign investor is in a position to control a U.S. company. Under such agreements, typically three proxy holders are vested with control of the company, except for specifically identified matters, such as mergers or dissolution, for which the consent of the foreign stockholder may properly be required. All of the proxy holders must be cleared U.S. resident citizens with no prior involvement with either company. Under a proxy agreement, no restrictions are placed on the company’s eligibility to have access to classified information or to compete for classified contracts. Although the parties believe that the proxy agreement will be accepted by DSS as the proper FOCI mitigation arrangement, there can be no assurance to that effect. If DSS does not accept the FOCI mitigation proposal submitted by, or otherwise acceptable to, Parent at its sole discretion, under the terms of the Merger Agreement, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer.

      ITAR. Section 122.4(b) requires registrants under the ITAR to notify the Directorate of Defense Trade Controls (“DDTC”) at the U.S. State Department, by registered mail, 60 days in advance of any intended sale or transfer to a foreign person of ownership or control of the registrant or “any entity thereof”. On or about May 3, 2005, the Company mailed a written notice (the “ITAR Notice”) to the DDTC with respect to the Offer and the Merger. The ITAR Notice stated that the transaction is being reviewed by CFIUS and that the parties intend to close the transaction upon a favorable conclusion of the CFIUS review, which may occur as early as the end of May 2005. The ITAR Notice noted that under this schedule the transaction could close prior to expiration of 60 days from the date of the ITAR Notice, and requested that the DDTC notify the Company if the DDTC had any objection to the parties closing on this schedule (and after a favorable conclusion to the CFIUS review). If the DDTC notifies the Company and/or Purchaser or any of its affiliates of an objection or Parent otherwise believes Purchaser may not accept for payment and pay for Shares tendered in the Offer prior to expiration of the 60 days from the date of the ITAR Notice, all conditions to the Offer will not be satisfied prior to expiration of 60 days from the date of the ITAR Notice. Unless the DDTC notifies the Company and/or Purchaser or any of its affiliates of an objection or Parent otherwise believes Purchaser may not accept for payment or pay for Shares tendered in the Offer prior to expiration of 60 days from the date of the ITAR Notice, Purchaser does not currently intend to delay acceptance for payment or payment for Shares tendered in the Offer to provide for expiration of 60 days from the date of the ITAR Notice if on any expiration date all of the other conditions to the Offer have been satisfied. There can be no assurance that the DDTC will not notify the Company and/or Purchaser or any of its affiliates of an objection or that Parent will not otherwise believe it is necessary to delay completing the Offer until the expiration of 60 days from the date of the ITAR Notice.
      In addition, ITAR Section 122.4(a) requires registrants to notify the DDTC, within five days, when there is a material change in information contained in the registrant’s registration statement, such as a change in senior officers or an acquisition or divestment. Under Section 122.4(c), a new entity formed by a merger or acquisition must advise the DDTC of the new firm name and all previous names, the registration number that will remain and the number that will be discontinued, the license numbers of all approvals on which unshipped balances will be shipped under the surviving number (any license not the subject of notification will be invalid), and amendments to agreements approved by the DDTC to change the name of a party. The registrant has 60 days following such notice to provide the DDTC with executed copies of the amendments. Substantive changes require prior approval by the DDTC. The Company is registered under Section 122.4. The Company plans to provide the notification to the DDTC described above.

17.	Fees and Expenses.
      BB&T | Windsor has provided certain financial advisory services to Parent in connection with the Offer and the Merger. In addition, Parent has agreed to pay BB&T | Windsor fees for its services and to indemnify BB&T | Windsor and related parties against certain liabilities in connection with its engagement, including certain liabilities under the United States federal securities laws. In addition, we have retained the Dealer Manager, an affiliate of BB&T | Windsor, in connection with the Offer. We will pay the Dealer Manager reasonable and customary compensation for these services in addition to reimbursing the Dealer Manager for its reasonable out-of-pocket expenses. We have agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer.
      In the ordinary course of business, BB&T | Windsor, the Dealer Manager, or their affiliates may trade Shares or options therein or derivatives with respect thereto for their own accounts and/or accounts of customers, and accordingly may at any time hold a long or short position in the Shares.
      We have retained Georgeson Shareholder as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-

pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer.
      In addition, we have retained American Stock Transfer & Trust Company as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses.
      Except as described in Section 12 — “The Merger Agreement and the Stockholder Agreements, — The Merger Agreement, — Fees and Expenses”, the Company will not pay any of the fees and expenses to be incurred by us in connection with the Offer.
      Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.
      We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
      We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC as described in Section 9 — “Certain Information Concerning Nortel Networks Corporation, Nortel Networks Limited, Nortel Networks Inc. and PS Merger Sub, Inc.”
      We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on any such information or representation as having been authorized.
      Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Parent, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.
PS MERGER SUB, INC.
May 3, 2005

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF NORTEL NETWORKS CORPORATION, NORTEL NETWORKS LIMITED, NORTEL NETWORKS INC. AND
PS MERGER SUB, INC.
Directors and Executive Officers of Nortel Networks Corporation and Nortel Networks Limited.
      NNC and NNL currently have the same directors and executive officers. The name, country of citizenship, present principal occupation or employment, and material occupations or employment for the past five years of each of the directors and executive officers of NNC and NNL is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with NNC and NNL. Unless otherwise indicated below, the business address of each director and executive officer is c/o Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.
Directors of NNC and NNL

Name	Principal Occupation, Five-Year Employment History and Citizenship

Dr. Manfred Bischoff	Dr. Bischoff has been a director of NNC and NNL since April 29, 2004. Dr. Bischoff has been Chairman of the Board of European Aeronautic Defence and Space Company EADS N.V., an aerospace company, since July 2000, and Delegate for Aerospace of DaimlerChrysler AG, an automotive company, since January 2004. Previously, Dr. Bischoff was a member of the Board of Management of DaimlerChrysler AG from May 1995 to December 2003 and President and Chief Executive Officer of DaimlerChrysler Aerospace AG from May 1995 to March 2000. He is also a member of the Supervisory Board of Bayerische Hypo-und Vereinsbank AG, Fraport AG, Gerling-Konzern Versicherungs-Beteiligungs-AG, J.M. Voith AG, Royal KPN N.V. and SMS GmbH. Dr. Bischoff is a citizen of Germany.

The Hon. James Johnston Blanchard	Gov. Blanchard has been a director of NNC since March 7, 2000 and of NNL since May 1, 1997. He also serves on the pension fund policy committee of NNL. Gov. Blanchard has been a partner in the law firm DLA Piper (formerly Piper Rudnick LLP) since October 2002. DLA Piper is representing PEC Solutions in connection with the proposed acquisition by Nortel. Gov. Blanchard has advised Nortel that he was not involved in this representation in any way, and has no involvement in the proposed transaction, except in his capacity as a director of NNC and NNL. Prior to October 2002, he was a shareholder in the law firm of Verner, Liipfert, Bernhard, McPherson and Hand, Chartered since April 1996. He was previously United States Ambassador to Canada, Governor of the State of Michigan and a member of the United States House of Representatives. Gov. Blanchard is also a director of Bennett Environmental, Inc., Brascan Corporation, Enbridge Inc., LDMI Communications, Inc. and Teknion Corporation. Gov. Blanchard is a citizen of the United States of America.

Robert Ellis Brown	Mr. Brown has been a director of NNC since March 7, 2000 and of NNL since April 27, 2000. Mr. Brown has been President and Chief Executive Officer of CAE Inc., a flight training, services and equipment company, since August 2004 and has been a director of ACE Aviation Holdings Inc., the parent holding company under which the reorganized Air Canada is

Name	Principal Occupation, Five-Year Employment History and Citizenship

held, since October 2004. After being appointed a director of Air Canada, a commercial airline company, in March 2003, he served as Vice-Chairman of the Board from April 2003 to May 2003 and Chairman of the Board from May 2003 to September 2004. On April 1, 2003, Air Canada obtained an initial order from the Ontario Superior Court of Justice providing creditor protection under the Companies Creditors Arrangement Act, such order being subsequently amended in connection with the proceedings. On April 1, 2003, Air Canada also made a concurrent petition for recognition and ancillary relief under Section 304 of the United States Bankruptcy Code. Air Canada successfully completed its restructuring process and emerged from creditor protection in September 2004. Mr. Brown served as a Director and Chairman of the Board of Air Canada during its restructuring. Mr. Brown has been the Chairman of Vanguard Response Systems Inc. since November 2003. Mr. Brown was the President and Chief Executive Officer of Bombardier Inc. from February 1999 to December 2002. Mr. Brown is a citizen of both Canada and the United Kingdom.

John Edward Cleghorn	Mr. Cleghorn, O.C., F.C.A., has been a director of NNC and of NNL since May 24, 2001. Mr. Cleghorn was Chairman and Chief Executive Officer of the Royal Bank of Canada from January 1995 to July 2001. He is also Chairman of the Board of SNC–Lavalin Group Inc., an engineering and construction company, and a director of Canadian Pacific Railway Company, Canadian Pacific Railway Limited, Finning International Inc. and Molson Coors Brewing Company. He is Chancellor Emeritus of Wilfrid Laurier University, Member of the Faculty of Management International Advisory Board, McGill University and is the Immediate Past Chairman and a director of the Historica Foundation of Canada. Mr. Cleghorn is a citizen of Canada.

L. Yves Fortier	Mr. Fortier has been a director of NNC since March 7, 2000 and NNL since April 30, 1992. He also serves on the pension fund policy committee of NNL. He is a senior partner and Chairman of the law firm of Ogilvy Renault LLP. Mr. Fortier was Canada’s Ambassador to the United Nations from 1988 to 1992. Since 2001, he has been a Trustee of the International Accounting Standards Committee Foundation. He is also Chairman of the Board of Alcan Inc., Governor (Chairman of the Board) of Hudson’s Bay Company, and a director of NOVA Chemicals Corporation. Mr. Fortier is a citizen of Canada.

Robert Alexander Ingram	Mr. Ingram has been a director of NNC since March 7, 2000 and of NNL since April 29, 1999. Mr. Ingram has been Vice-Chairman Pharmaceuticals of GlaxoSmithKline plc, a corporation involved in the research, development, manufacturing and sale of pharmaceuticals, since January 2003. Mr. Ingram was the Chief Operating Officer and President, Pharmaceutical Operations of GlaxoSmithKline plc from January 2001 to January 2003. He was Chief Executive of Glaxo Wellcome plc from October 1997 to December 2000 and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc’s United States subsidiary, from January 1999 to December 2000. Mr. Ingram is also non-executive Chairman of the Board of OSI Pharmaceuticals, Inc.,

Name	Principal Occupation, Five-Year Employment History and Citizenship

a biotechnology company, and a director of Allergan, Inc., Edwards Lifesciences Corporation, Lowe’s Companies, Inc., Misys plc, VALEANT Pharmaceuticals International and Wachovia Corporation. Mr. Ingram is a citizen of the United States of America.

The Hon. John Paul Manley	Mr. Manley has been a director of NNC and NNL since May 26, 2004. Mr. Manley has been a senior counsel at the law firm of McCarthy Tétrault LLP since May 2004. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004 and Chairman of the Ontario Power Generation Review Committee, which was responsible for reviewing the state of the energy system of Ontario, from December 2003 to March 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian federal government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Chair of the Cabinet Committee on Public Security and Anti-Terrorism from October 2001 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. Mr. Manley is also a director of Canadian Imperial Bank of Commerce. Mr. Manley is a citizen of Canada.

Richard David McCormick	Mr. McCormick has been director of NNC since January 11, 2005 and a director of NNL since January 18, 2005. He served as Chairman of US WEST, Inc., a telecommunications company, from June 1998 until his retirement in May 1999. He was chairman, president and chief executive officer of US WEST, Inc. from 1992 until 1998. He is also a director of HealthTrio Inc., United Technologies Corporation, Unocal Corporation and Wells Fargo and Company. From 1994 to 2003, Mr. McCormick was also a director of UAL Corporation, the parent holding company and sole shareholder of United Air Lines, Inc. On December 9, 2002, UAL Corporation, United Air Lines, Inc. and 26 direct and indirect wholly owned subsidiaries of UAL Corporation filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. Mr. McCormick is a citizen of the United States of America.

William Arthur Owens	Mr. Owens has been a director of NNC and of NNL since February 28, 2002. Mr. Owens became Vice-Chairman and Chief Executive Officer of NNC and NNL on March 14, 2005 and, prior thereto, had been President and Chief Executive Officer of NNC and of NNL since April 2004. Mr. Owens was Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company, from December 2001 to April 2004, after having served as Vice Chairman and Co-Chief Executive Officer from August 1998 to December 2001. Mr. Owens was Vice-Chairman of the Board of Directors of Science Applications International Corporation (or SAIC), a research and engineering firm representing the largest employee-owned high technology company in the United States, from March 1996 to August 1998, and served as SAIC’s President and Chief Operating Officer from December 1996 to August

Name	Principal Occupation, Five-Year Employment History and Citizenship

1998 and Vice-President from March 1996 to December 1996. Prior to joining SAIC, Mr. Owens was Vice Chairman of the Joint Chiefs of Staff, the second-ranking military officer in the United States. As part of his role with the Joint Chiefs of Staff, he had responsibility for the reorganization and restructuring of the armed forces in the post-Cold War era. Mr. Owens is also a director of DaimlerChrysler AG and a private investment firm AEA Investments LLC. Mr. Owens also sits on three philanthropic boards. Mr. Owens was the Chairman and founder of a private five-state wireless telecommunication venture. Mr. Owens was also a director of IFusion Com Corporation, a company involved in developing Internet services and systems, for approximately one year, his tenure ending in March 1997. On March 28, 1997, IFusion Com Corporation filed a voluntary petition to reorganize its businesses under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, United States. Mr. Owens is a citizen of the United States of America.

Harry Jonathan Pearce	Mr. Pearce has been a director of NNC since January 11, 2005 and a director of NNL since January 18, 2005. He was Chairman of the Board of Hughes Electronics Corporation (now The DIRECTV Group, Inc.), a company engaged in digital television entertainment, broadband satellite and network services as well as global video and data broadcasting, from June 2001 to January 2004. He was a director and Vice-Chairman of General Motors Corporation from January 1996 to June 2001. Mr. Pearce is also a director of Marriott International, Inc. and MDU Resources Group, Inc. Mr. Pearce is a citizen of the United States of America.

Guylaine Saucier	Mrs. Saucier has been a director of NNC since March 7, 2000 and of NNL since May 1, 1997. She also serves on the audit committees of NNC and NNL and the pension fund policy committee of NNL. Mrs. Saucier was Chair of the Joint Committee on Corporate Governance, which was established by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange, and the Toronto Stock Exchange in 2000 to review the state of corporate governance in Canada and make recommendations thereon. She was also Chair of The Canadian Institute of Chartered Accountants from June 1999 to June 2000. Mrs. Saucier was Chairman of the Board and a director of the Canadian Broadcasting Corporation, a public broadcaster, from April 1995 to December 2000. She is also a director of Altran Technologies SA, AXA Assurances Inc., Bank of Montreal, CHC Helicopters and Petro-Canada. Mrs. Saucier is a citizen of Canada.

Sherwood Hubbard Smith, Jr.	Mr. Smith has been a director of NNC since March 7, 2000 and of NNL since April 28, 1994. He serves on the audit committee and the joint leadership resources committee of NNC, and on the audit committee, the joint leadership resources committee and the pension fund policy committee (Chairman) of NNL. Mr. Smith is Chairman Emeritus of the Board at CP&L. He is also a trustee of Northwestern Mutual Life Insurance Company, Chairman of the Triangle Universities Center for Advanced Studies and Vice-Chairman of the Research Triangle

Name	Principal Occupation, Five-Year Employment History and Citizenship

Foundation. Mr. Smith is a citizen of the United States of America.

Lynton Ronald Wilson	Mr. Wilson has been a director of NNC since March 7, 2000 and of NNL since April 25, 1991 and non-executive Chairman of the Board of NNC and of NNL since February 2002. Mr. Wilson was executive Chairman of the Board of NNC and of NNL from November 2001 to February 2002. He was non-executive Chairman of the Board of NNC and of NNL from April 2001 to November 2001. Mr. Wilson also serves on the committee on directors of NNC and on the joint leadership resources committee of NNC and NNL. Mr. Wilson was Chairman of the Board of Directors of BCE Inc., a telecommunications company, from May 1998 to April 2000, serving in a non-executive capacity from January 1999. He is Chairman of the Board of CAE Inc., a flight training, services and equipment company, and a director of DaimlerChrysler AG, DaimlerChrysler Canada Inc. and Mercedes-Benz Canada Inc. Mr. Wilson is also the Chairman of the Board of Directors of AllerGen, a new national Network of Centres of Excellence. Mr. Wilson is a citizen of Canada.

Executive Officers of NNC and NNL

Peter William Currie	Mr. Currie has been Executive Vice-President and Chief Financial Officer since 2005. Mr. Currie was previously employed in various finance positions at Nortel from 1979 to 1992, including general auditor, controller and vice president, finance for different business segments, and from 1994 to early 1997 as senior vice president and chief financial officer, and joined Royal Bank of Canada in 1997, most recently holding the position of vice chairman and chief financial officer of RBC Financial Group until September 2004. Mr. Currie is a citizen of Canada.

Gary James Daichendt	Mr. Daichendt was appointed President and Chief Operating Officer in 2005. Mr. Daichendt was previously employed in the networking and communications industry with Cisco Systems, Inc. At Cisco, he held a number of senior positions. From 1998 to 2000, he was Executive Vice-President, Worldwide Operations and, prior to that, was Senior Vice-President, Worldwide Operations (1997 to 1998), Senior Vice-President, Worldwide Sales (1996 to 1997) and Vice-President, Intercontinental Operations (1994 to 1996). Prior to his tenure with Cisco, Mr. Daichendt held a number of other senior positions with technology companies over a number of years, including during his two years with System Software Associates, Inc., eight years with Wang Laboratories, Inc. and ten years with IBM Corporation. Since his departure from Cisco in 2000, Mr. Daichendt has been primarily engaged in investing in private commercial real estate ventures, a mega electronic game center and board positions with technology start-up companies and non-profit organizations. Mr. Daichendt is a citizen of the United States of America.

Name	Principal Occupation, Five-Year Employment History and Citizenship

William John Donovan	Mr. Donovan has been employed by Nortel for the past five years, serving as Senior Vice-President, Human Resources since 2000. Mr. Donovan is a citizen of the United States of America.

Albert Roger Hitchcock	Mr. Hitchcock has been employed by Nortel for the past five years, including serving as Chief Information Officer since 2002. Mr. Hitchcock is a citizen of the United Kingdom.

Dion Constandino Joannou	Mr. Joannou has been employed by Nortel for the past five years, including serving as Chief Strategy Officer since 2004. Mr. Joannou is a citizen of the United States of America.

William Arthur Owens	Mr. Owens is the Vice-Chairman and Chief Executive Officer of NNC and NNL. His biography and country of citizenship are described above under the heading “Directors of NNC and NNL”.

Ralph Edward Clenton Richardson	Mr. Richardson was appointed Chief Marketing Officer in 2004. Mr. Richardson was, prior to his appointment as Chief Marketing Officer effective October 1, 2004, Vice President, Global Marketing Enterprise Networks from April 2004 to September 2004. Mr. Richardson was a consultant from April 2003 to March 2004 and prior thereto was Chief Sales and Marketing Officer, and member of the board of directors, at T-Mobile UK, the UK wireless unit of Deutsche Telekom AG, from April 2001 to March 2003. Prior to that, Mr. Richardson was Vice President Worldwide Developer Relations and Worldwide Solutions Marketing, Apple Computer, a company engaged in the desktop and notebook computer industry as well as the production of operating systems and professional applications, from December 1997 to March 2001. Mr. Richardson is a citizen of the United States of America.

Susan Engelke Shepard	Ms. Shepard, succeeded Mr. W.F. McCauley in the position of Chief Ethics and Compliance Officer effective February 21, 2005. Over the course of her career, Ms. Shepard has served in a number of positions specifically related to ethics and compliance. Ms. Shepard has been a Commissioner for the New York State Ethics Commission since May 2003. In addition, prior to becoming engaged in private practice in 1997, Ms. Shepard was Commissioner of Investigation for New York City (1990 to 1994), Chief Counsel to the New York State Commission of Investigation (1986 to 1990) and an Assistant United States Attorney for the Eastern District of New York (1976 to 1986). Ms. Shepard is a citizen of the United States of America.
Directors and Executive Officers of Parent.
      The name, citizenship, present principal occupation or employment, and material occupations or employment for the past five years of each of the directors and executive officers of Parent is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Parent. Unless otherwise indicated below, the business address of each director and executive officer is c/o Nortel Networks Inc., 4008 East Chapel Hill-Nelson Highway, Research Triangle Park, NC 27709.

Mary Cross	Ms. Cross is a Director of Parent and has been President of Parent since 1996. She has been employed by Nortel for the past five years, including serving as Vice-President of Finance Services and Controller, Americas. Ms. Cross is a citizen of the United States of America.
Katharine Berghuis Stevenson	Ms. Stevenson has been a Director of Parent since 2002. She has also been employed by Nortel for the past five years, including serving as Treasurer of NNC and NNL since 2000. Ms. Stevenson is a citizen of both Canada and the United States of America.
Directors and Executive Officers of Purchaser.
      The name, citizenship, present principal occupation or employment, and material occupations or employment for the past five years of each of the directors and executive officers of Purchaser is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Purchaser. Unless otherwise indicated below, the business address of each director and executive officer is c/o PS Merger Sub, Inc., Nortel Networks Inc., 4008 East Chapel Hill-Nelson Highway, Research Triangle Park, NC 27709.

Name	Principal Occupation, Five-Year Employment History and Citizenship

Arno Nadolny	Mr. Nadolny has been the sole director and President, Vice- President and Treasurer and Vice-President, Finance of Purchaser since its incorporation in April 2005. He has also been employed by Nortel for the past five years, including serving as Director, Mergers and Acquisitions of Nortel. Mr. Nadolny is a citizen of Canada.

Stephen Szeremeta	Mr. Szeremeta has been the Secretary of Purchaser since its incorporation in April 2005. Mr. Szeremeta has also been employed by Nortel for the past five years, including serving as Senior Counsel, Director of Contracts, Nortel and since 2004, General Counsel, Federal Network Solutions, Nortel. Mr. Szeremeta is a citizen of the United States of America.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:
AMERICAN STOCK TRANSFER & TRUST COMPANY

By Mail: American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038	By Hand: American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038	By Courier: American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038
By facsimile transmission (for Eligible Institutions only)
(718) 234-5001
Confirm receipt of facsimile by telephone only
(718) 921-8317
      You may direct questions and requests for assistance to the Information Agent at its telephone number and address set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials from the Information Agent as set forth below and they will be furnished promptly at our expense. You may also contact the Dealer Manager or your broker, dealer, commercial bank, trust or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
Georgeson Shareholder Communications Inc.
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (800) 491-3042
The Dealer Manager for the Offer is:
909 East Main Street
P.O. Box 1575
Richmond, Virginia 23218
(703) 471-3855